Exhibit 99.3
TELKOM SA LIMITED
(Registration number 1991/005476/06)  JSE and NYSE share code: TKG ISIN: ZAE000044897

GROUP ANNUAL RESULTS
Provisional results for the year ended March 31, 2008

Special note regarding forward-looking statements
All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts, including but not limited to financial targets and prospects, constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, any changes to our mobile strategy and Vodacom holdings and our ability to impact such strategy and organisational changes thereto, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions, and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectation.

1. Overview
Johannesburg, South Africa – June 9, 2008, Telkom SA Limited (JSE and NYSE: TKG), today announced group annual results for the year ended March 31, 2008.
GROUP KEY FINANCIAL PERFORMANCE AREAS FOR THE YEAR ENDED MARCH 31, 2008
• Operating revenue up 9.0% to R56.3 billion.
• Group EBITDA increased by 4.2% to R20.6 billion.
• Group EBITDA margin decreased from 38.3% to 36.6%.
• Operating profit increased by 0.1% to R14.5 billion.
• Net debt to equity increased to 49.9% from 31.3% at March 31, 2007.
• Cash generated from operations increased by 3.6% to R21.3 billion.
• Headline earnings per share decreased by 4.4% to 1,634.8 cents per share.
• Ordinary dividend increased by 10.0% to 660 cents per share payable on July 7, 2008.

Statement by Reuben September, Chief Executive Officer:

“As such competition is intensifying, price pressures are a business and regulatory reality and inflation is rising. Growth was impacted with the Group delivering 9.0% growth in revenue, the fixed-line business delivering 0.7% growth in revenue to R32.6 billion and the mobile business impressing with 17.1% revenue growth to R48.2 billion of which 50% is consolidated. The drop in Group EBITDA margin from 38.3% to 36.6% is mainly attributable to flat revenue in the fixed-line business. Attributable net profit declined by 7.7% to R8.0 billion largely as a result of the fixed-line’s decreasing operating profit margin and increased finance charges. The Group reported a 4.4% decrease in headline earnings per share to 1,634.8 cents and declared an ordinary dividend of 660 cents per share, an increase of 10.0% from the ordinary dividend of 600 cents per share in the 2007 financial year, a continuation of our commitment to progressively grow the ordinary dividend. Unlike in the past no special dividend was declared due to an increased investment in our expansion programme and pressure on the fixed-line’s EBITDA margin. In the next few years, in line with our strategy, Telkom will be aggressively funding the expansion of our African subsidiaries and our network in South Africa.

Both the fixed-line and mobile segments are operating in changing and challenging business environments. As mobile voice growth slows, the mobile segment is aggressively expanding into data and particularly corporate data. The fixed-line is challenged with increased competition and pricing pressures in its traditional high margin, predominantly retail markets. The above business developments, amongst others, are evident in the drop in fixed-line domestic local and long distance voice revenue from R7.6 billion at March 31, 2007 to R6.3 billion at March 31, 2008. The growth in demand is in the lower margin, wholesale and data markets. This necessitates increased investments in the provisioning of backbone networks and support systems.

The fixed-line segment is gearing up to deliver the full suite of converged services to a far greater extent in South Africa and Africa. Given its ubiquity and network management capabilities, we believe the fixed-line segment is well positioned to deliver data and value-added data managed services at speeds and quality levels superior to its competitors. As we continue to deploy the Next Generation Network, this competitive advantage will be enhanced.

The execution of our strategic initiatives is gaining momentum. We have completed the preparation for building out the fixed wireless and mobile data networks. As announced, we intend to roll-out networks in selected areas and to seek a suitable partner for roaming of our mobile services. Telkom has well entrenched relationships with corporate customers and as the provider of mobile backbone network in South Africa, is ideally positioned to offer a full bouquet of solutions to its customers. The shareholders agreement with Vodafone has prevented Telkom from entering into the mobile voice market. The discussion with Vodafone Plc regarding the sale of our 50% stake in Vodacom, as announced, is intended to remove this impediment. We are determined to put ourselves in a position where we can forcefully drive the creation of value for our shareholders.

We are also moving into gaining data hosting abilities to bolster our ability to deliver the full bundle of data services to our customers.

We have taken the decision to aggressively work on our cost profile and are now beginning the process of consolidating our service provider profile in order to reap the benefits of scale and are working towards outsourcing non-core services with the intent of reducing operational expenditure. The building of the fixed wireless network and mobile data network in selected areas should reduce our access costs and improve customer service on ADSL in particular. Losses due to cable theft are increasing and it is no longer economical to replace copper with copper. We are implementing wireless. A wireless data network will allow us to provide 3G services while ADSL is being installed. This should be hugely beneficial to our customer service.

Telkom has a challenging but exciting few years ahead of us. A compelling differentiation strategy is in place that we believe will deliver substantial value to all stakeholders as it is progressively executed, setting the scene for both organic and acquisitive growth. We are committed to build the Telkom Group in the years to come towards being an African based, globally competitive, formidable force within the ICT industry and are looking forward to reaping the benefits in the future.

FINANCIAL PERFORMANCE

Group operating revenue increased 9.0% to R56,285 million, while operating profit increased marginally by 0.1% to R14,482 million. The Group EBITDA margin decreased to 36.6% as at March 31, 2008, compared to 38.3% at March 31, 2007, mainly due to higher fixed-line operating expenditure which decreased the fixed-line EBITDA margin by 1.4% to 36.3% as at March 31, 2008 (March 31, 2007: 37.7%). The EBITDA margin for the mobile segment decreased from 34.6% to 34.0% for the year ended March 31, 2008, primarily due to declining ARPUs as a result of increased lower spending customers connected.

Headline earnings per share decreased by 4.4% to 1,634.8 cents per share and basic earnings per share decreased by 6.9% to 1,565.0 cents per share. The reduced earnings is attributable to a decrease in operating profit due to an increase in operating expenses, and 60.3% increase in finance charges partially offset by a 9.0% increase in operating revenue.

Cash generated from Group operations increased by 3.6% to R21,256 million and facilitated Group capital expenditure of R11,657 million, the acquisition of Multi-Links for R1,985 million and the repurchase of 12.1 million Telkom shares to the value of R1.6 billion.

SUMMARY GROUP FINANCIAL RESULTS
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Operating revenue	47,625	51,619	56,285	8.4	9.0
Operating profit	14,677	14,470	14,482	(1.4)	0.1
EBITDA[1]	20,553	19,786	20,612	(3.7)	4.2
Capital expenditure[2]	7,506	10,246	11,900	36.5	16.1
Operating free cash flow	7,104	3,728	2,150	(47.5)	(42.3)
Net debt	6,828	10,026	16,617	46.8	65.7
Basic EPS (ZAR cents)	1,746.1	1,681.0	1,565.0	(3.7)	(6.9)
Headline EPS (ZAR cents)	1,728.6	1,710.7	1,634.8	(1.0)	(4.4)
Operating profit margin (%)	30.8	28.0	25.7
EBITDA margin (%)	43.2	38.3	36.6
Net debt to equity (%)	23.2	31.3	49.9
After tax operating return on assets (%)	25.6	22.7	18.3
Capex to revenue (%)	15.8	19.8	21.1
1. EBITDA and headline earnings have been reconciled to net profit – Refer to page 58.
2. Including spend on intangible assets.

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OPERATIONAL DATA
	Year ended March 31,			% variance
	2006	2007	2008	06/07	07/08
Fixed-line data
Fixed access lines (’000)[1]	4,708	4,642	4,532	(1.4)	(2.4)
Postpaid – PSTN	2,996	2,971	2,893	(0.8)	(2.6)
Postpaid – ISDN channels	693	718	754	3.6	5.0
Prepaid	854	795	743	(6.9)	(6.5)
Payphones	165	158	143	(4.2)	(9.5)
Fixed-line penetration rate (%)	10.0	9.8	9.5	(2.0)	(3.1)
Revenue per fixed access line (ZAR)	5,304	5,275	5,250	(0.5)	(0.5)
Total fixed-line traffic (millions of minutes)	31,015	29,344	26,499	(5.4)	(9.7)
Local	18,253	16,153	13,145	(11.5)	(18.6)
Long distance	4,446	4,641	4,614	(4.4)	(0.6)
Fixed-to-mobile	4,064	4,103	4,168	1.0	1.6
International outgoing	515	558	634	8.3	13.6
International VoIP	83	38	43	(54.2)	13.2
Interconnection	3,654	3,740	3,895	2.4	4.1
Mobile interconnection	2,299	2,419	2,502	5.2	3.4
International interconnection	1,355	1,321	1,280	(2.5)	(3.1)
Fixed domestic	–	–	113	–	–
Managed data network sites	16,887	21,879	25,112	29.6	14.8
Internet subscribers[2]	284,908	305,013	358,066	7.1	17.4
ADSL subscribers[3]	143,509	255,633	412,190	78.1	61.2
Calling plan subscribers	62,803	288,881	471,742	360.0	63.3
Fixed-line employees (excluding
subsidiaries)	25,575	25,864	24,879	1.1	(3.8)
Fixed access lines per fixed-line
employee[4]	184	180	182	(2.2)	1.1
Mobile data[5]
Total customers (’000)	23,520	30,150	33,994	28.2	12.8
South Africa
Mobile customers (’000)	19,162	23,004	24,821	20.1	7.9
Contract customers	2,362	3,013	3,541	27.6	17.5
Prepaid customers	16,770	19,896	21,177	18.6	6.4
Community services telephones	30	95	103	216.7	8.4
Mobile churn (%)	17.7	33.8	42.3	91.0	25.2
Contract churn	10.0	9.7	8.3	(3.0)	(14.4)
Prepaid churn	18.8	37.5	47.9	99.5	27.7
Estimated mobile market share (%)[6]	57.9	57.7	55.0	(0.3)	(4.7)
Mobile penetration (%)	70.6	84.2	94.3	19.3	12.0
Total mobile traffic (millions of minutes)[7]	17,066	20,383	22,769	19.4	11.7

Mobile ARPU (ZAR)	139	125	125	(10.1)	0.0
Contract ARPU	572	517	486	(9.6)	(6.0)
Prepaid ARPU	69	63	62	(8.7)	(1.6)
Community services	1,796	902	689	(49.8)	(23.6)
Number of mobile employees[8]	4,305	4,727	4,849	9.8	2.6
Mobile customers per mobile employee	4,451	4,867	5,119	9.4	5.2
Other African countries
Mobile customers (‘000)	4,358	7,146	9,173	64.0	28.4
Number of mobile employees	1,154	1,522	1,992	31.9	30.9
Number of mobile customers per
mobile employee[6]	3,776	4,695	4,605	24.3	(1.9)
Other data
Africa Online – Number of subscribers	–	14,452	14,393	–	(1.0)
Multi-Links – Number of subscribers	–	185,619	813,392	–	338.2
1. Excludes Telkom internal lines of 109,501 (2007:107,719 and 2006:103,740).
2. Includes Telkom Internet ADSL, satellite and dial-up subscribers.
3. Excludes Telkom internal lines of 751 (2007:523 and 2006: 249).
4. Based on number of fixed-line employees, excluding subsidiaries.
5. 100% of Vodacom data.
6. Based on Vodacom estimates.
7. Traffic for the year ended March 31, 2008.
8. Includes Holding company and Mauritius employees.

2. Operational overview
Telkom’s strategy continues to focus on defending and growing our traditional voice base. Our growth strategies focus on adding revenue through developing a fixed-mobile capability giving us a larger share of the voice revenue pie, aggressively building our data, broadband and converged services offering and expanding geographically into high growth markets.

Traffic revenue has decreased 4.7% to R15.9 billion with local traffic revenue decreasing 15.6% to R4.1 billion while local minutes decreased by 18.6% to 13.1 billion minutes. This is primarily due to continuing fixed to mobile substitution. Telkom has reclassified subscription revenue from calling plans into a separate revenue line item – subscription based calling plans – to easily identify revenue from calling plans. Total traffic minutes decreased by 9.4% to 26.5 billion minutes. Revenue from subscription based calling plans has increased by 98.7% to R1.1 billion.

Long distance revenue decreased by 17.6% to R2.3 billion with a decrease in volumes of 0.6% to 4.6 billion minutes and a 10% decrease in call charges effective August 1, 2007. The effect of the 17.1% decrease in long distance calls’ effective tariff for the year is clearly evident. Fixed to mobile revenue decreased by 1.2% to R7.6 billion with an increase in volumes of 1.6% to 4.2 billion minutes offset the 2.7% effective tariff reduction for the year. International traffic revenue decreased by 0.2% to R986 million. The 12.2% effective tariff decrease for the year in international tariffs was largely offset by the 13.7% increase in international traffic volumes to 677 million minutes. Interconnection revenue increased by 7.2% assisted by volume increases of 4.2% to 3.9 billion minutes and an effective tariff increase of 2.7%.

The Closer packages have performed exceptionally well, increasing by 69.4% to 451,122 plans. Supreme call packages, targeted at the SMME segment, have increased by 149.2% to 12,916 packages. Telkom continues to be successful in tying in large corporate customers to term and volume discount plans. During the 2008 financial year, term and volume discount plans to the value of R3.4 billion was sold. Annuity revenue streams, which exclude line installations, reconnection fees and CPE sales have increased by 14.1% to R6.9 billion from R6.0 billion in the 2007 financial year. Telkom will seek to continue converting revenue streams to annuity revenues. This will be done largely through bundling call minutes with access line rental in attractive subscription based value propositions. This is an important strategy for delivering greater value to our customers.

Pricing is a key element of the value proposition and our pricing strategy is aimed at improving our competitiveness in areas where competition is expected to intensify and where arbitrage opportunities exist. Telkom’s strategy to counter pricing pressures is as follows:

•	Actively offering value based calling plans and bundles to extend value and savings to our customers.
•	Rebalancing standard/Callmore local rates for better alignment with international norms and to improve our competitive position.
•	Reducing and rebalancing national and international data prices to improve our competitive position.

Essentially, we are implementing a differentiation strategy that aligns our core competencies to the drivers of customer value in order to achieve competitive advantages. Customers will be kept constantly informed about Telkom and its products.

DATA
As a result of Telkom’s strategy to grow our data business, data revenues increased a very pleasing 10.9% to R8.3 billion. This is also indicative of the growth in bandwidth demand from corporates and mobile operators as a result of 3G and HSDPA. Data connectivity revenue increased 4.5% to R4.5 billion. Mobile leased line revenue increased 11.1% to R1.8 billion. Internet access revenues increased 29.1% to R1.2 billion and we are proud of the fact that managed network services revenue increased 36.2% to R728.5 million. VPN services revenue increased 46.6% to R500 million.

Telkom’s focus on bringing new innovative products to the market that cater for increased data usage and converged services has seen our new VPN products gain increasing traction in the market. We have increased VPN sites by 58.0% to 12,741. Our VPN Lite products, which is delivered over the ADSL network, include advanced self-help and online charging solutions. This product was launched during November 2007. Telkom is in the process of building on a culture of research and innovation and fast time to market in order to cater for customers who are increasingly looking for innovative, easy to use products.

Telkom has previously stated that moving further into the converged service offering environment with a specific focus on value added data services is vital to growing our revenue. It is difficult to make data centre acquisitions in South Africa. Telkom is pursuing the acquisition of a data centre business outside of South Africa as we move up the converged ICT value chain. The ability to increase the support we provide to our corporate customers is expected to further entrench relationships.

The data centre business is used effectively by telecommunication companies to stimulate the use of bandwidth over their networks. In addition, the convergence of IT and telecommunications are driving customer demand for one-stop solutions for their telecommunication and IT infrastructure requirements. Data centres are believed to be, the next logical step in the value chain for a telecommunication company that is already well positioned with basic data services as well as managed WAN/VPN services and LAN services.

The data centre business is one of the fastest growing areas in the IT space as a result of:
•	Customers realising that it is very expensive to host IT infrastructure on site – prime office space is used in many cases;
•	Regulators insisting that data is protected properly and assisting with carbon footprint reduction;
•	Improvement of efficiencies by moving from basic machine hosting to shared resources in the data centre;
•	Being in a position to up sell into value added IT services such as Software as a Service (SaaS); and
•	Leveraging the fit that exists between communication infrastructure and data centre services.

BROADBAND AND CONVERGED SERVICES
Telkom is aggressively expanding its ADSL footprint, increasing the bandwidth in order to host applications such as video services and using the next generation network to facilitate innovative solutions. The ADSL footprint now covers 92% of Telkom’s total network and our coverage in underserviced areas is 76%. ADSL subscribers grew 61.2% to 412,190, excluding Telkom internal lines. We fell short of our aggressive target of 420,000. Nevertheless, this strong growth was achieved through the commoditisation of ADSL, Do Broadband, the Self Install Option, DSL port automation and wholesale services. Do Broadband packages increased by 245.6% to 119,288. Wholesale ADSL services grew to 18,722. Telkom remains committed to achieving our targeted ADSL penetration of 15%-20% of fixed access lines by the end of the 2011 financial year. This will continue to offset the decrease in access lines which have decreased by 2.4% to 4,531,752 access lines.

ADSL Average Time To Install (ATTI) has improved to 19 days from the 23 days achieved at March 31, 2007. The ADSL Self Install option is expected to continue to improve the ATTI. As of March 31, 2008, 57% of all ADSL installations were being done through the Self Install Option.

In extending and complimenting our ADSL footprint, Telkom has increased its WiMAX base stations from 27 sites at September 30, 2007 to the current 56 sites. Telkom remains committed to its target of 71 WiMAX base stations.

GEOGRAPHIC EXPANSION
The aim is to establish Telkom as a regional voice and data player through the provisioning of a range of hosting services, managed solutions, mobile voice and wireless broadband services. Telkom is also entering the field of management consulting to operators. In addition, we are positioning Telkom as a wholesale facilities and infrastructure enabler for regional incumbents.

Our expansion to date has been through Multi-Links, a private telecommunications operator operating in Nigeria, and Africa Online, an internet services provider with its head-office in Kenya and operating in 8 other African countries.

MULTI-LINKS
Telkom owns 75% of Multi-Links, a private telecommunications operator with a Universal Access License in Nigeria. Multi-Links performed well in growing its subscriber base from 262,431 at September 30, 2007. We placed an aggressive subscriber target of 812,000 for the year ending March 31, 2008 on the company. Multi-Links exceeded this target and delivered 813,392 subscribers to March 31, 2008. By May 31, 2008, Multi-Links had a subscriber base of 1,000,251 customers.

Multi-Links reported revenue of R845.4 million, a loss before tax of R63.5 million and a profit after tax of R49 million. Multi-Links’ pioneer tax status, that ended on December 31, 2007 resulted in deferred tax credits due to capital expenditures incurred prior to this date, now being eligible for deductions from taxable income. The company is now liable to pay tax of 30% and an educational levy of 2% going forward, subject to the utilisation of tax credits. Voice and data revenue contributed 81% to total revenue, handset sales 12%, interconnect revenue 6.8% and SMS 0.2%. Operating expenses were R941.8 million with payment to other operators contributing 66%, selling general and administrative expenses contributing 15%, employee expenses 4%, operating leases 4%, services rendered 2% and depreciation 9%. Subsidised handsets was the largest contributor to SG&A expenses.

The majority of new subscribers were added in late February 2008 and March 2008 as a result of equipment being delayed by the logistic constraints. The ARPU achieved for the 11 months ended 31 March 2008, was $32. It is however expected that ARPU will drop to below $30 during the 2009 financial year.

Multi-Links has now installed 269 base stations, 223 towers and grown its fibre deployment to 2,500kms. In addition, Multi-Links has commissioned a Huawei packet exchange in Abuja with capacity of 300,000 subscribers, extended the Lagos switch capacity by 250,000 subscribers and established a new main network site in Gbagada, Lagos. The Lagos Metro Ethernet ring has now been completed and Abuja is near to completion. Plans are underway for the deployment of Metro Ethernet rings in Kanu, Kaduna and the Delta region. Six NGN nodes are planned to be built in the 2009 financial year greatly extending Multi-Links’ ability to provide data products to corporate customers. In May 2008, an IPLC services was commissioner for a corporate customer connecting South Africa and Nigeria. Multi-Links expects more corporate customers to come on board in the near future. The prospects for Multi-Links are strong and the company intends to capitalise on Telkom’s brand and access to international data connectivity. The resilience and quality of international connectivity provides great opportunities in servicing the corporate, wholesale and retail markets.\

AFRICA ONLINE
Africa Online increased its revenue from R46 million in the six months ended September 30, 2007 to R110 million at March 31, 2008. The major contributors to revenue were dial up, consumer wireless and dedicated corporate links. The decline in EBITDA margin was largely as a result of the Telkom management fee, payments to other operators and selling, general and administrative expenses. The company reported an operating loss of R63.2 million largely as a result of the interest paid on Telkom funding.

Africa Online’s infrastructure roll out has not progressed as speedily as hoped due to the long equipment lead times and unrest in Kenya during December 2007 and January 2008. However, Africa Online has capitalised on its relationship with Telkom in the pursuit of multi-national clients and now has 124 Pan-African multi-national customers.

Telkom has migrated 115 corporate VSAT sites to African Online. The target remains 171. This has allowed for the joint tendering of business to large multinational customers and opened up the Southern African region to Africa Online. The company is also now in a position to compete with the likes of M-Web and AFSAT.

In addition to the current affiliates that Africa Online works with in Senegal, Benin, Nigeria, Angola, Botswana and Mozambique, new affiliates have been signed up in Malawi, Mauritius and Sudan including additional affiliates in Namibia, Angola and Mozambique. The company is extending its coverage in Africa in order to aggressively target the Pan-African corporate market.

TELKOM MANAGEMENT SERVICES COMPANY (TMSC)
The board of directors has given their approval for the establishing of the Telkom management services company. Opportunities exist in sub Saharan Africa for a reputable and acknowledged telecommunications operator to provide telecommunications management services. The target markets for such services are the:

•	state owned incumbent operators in sub Saharan Africa; and
•
numerous new entrants in the ICT industry, i.e. green field entrants that need operational expertise to scale up and be effective operators. There are few consultants in the ICT industry with relevant expertise and support from reputable telecommunications operators that understand the African operational environment and are able to provide such services.

It is envisaged that TMSC will be a wholly owned subsidiary providing the full range of strategic and operational services. The relationship with Telkom brings advantages in terms of expertise in technology innovation and integration, independence from equipment manufacturers, experience of a large number of supplier platforms as well as first hand experience in transforming from a state owned monopoly, through commercialisation to privatisation and listing.

The management contracts of Multi-Links and Africa Online will be handled by TMSC.

OTHER DEVELOPMENTS
MOBILE STRATEGY DEVELOPMENTS
Telkom announced on June 2, 2008 that it is in negotiations with Vodafone regarding the potential sale and unbundling of its stake in Vodacom.

Telkom is facing active competition from mobile operators in the voice market and increasingly so in the data market. We believe that an integrated fixed-mobile operator is better positioned to react to and take advantage of the challenges that lie ahead. Having an integrated fixed-mobile offering will allow Telkom to leverage our customer base, marketing, distribution and logistics channels to increase our share of voice revenue. In addition, Internet access demands are increasingly requiring mobility. An integrated bundled offering would offer superior speeds and quality through the fixed-line, including the advantages of mobility when required by the customer. In the future we also anticipate that content demands will require an element of mobility although not in the short term. And, very importantly, we believe that having a coherent, integrated and synergistic fixed-mobile capability will greatly enhance Telkom’s ability to successfully compete for international acquisitions.

FIXED WIRELESS AND MOBILE DATA NETWORK
Telkom has decided to use W-CDMA technology and has appointed Huawei as our vendor to build out our fixed wireless and mobile data network.

W-CDMA technology will provide Telkom with the following benefits:

•	Provide Telkom with a mobile data as well as fixed and a nomadic voice capability;
•
As W-CDMA does have the capability of supporting full mobility, the above services can be further augmented with mobile voice should Telkom be successful in concluding its mobile strategy and no longer be bound to the current Shareholders Agreement with Vodafone; and

•
Alleviate the negative impact of Thefts, Breakages and Incidences (TBIs) on service delivery. In order to satisfy demand for services in high theft and high maintenance areas, Telkom has acquired W-CDMA to decrease exposure to the losses being incurred.

In addition, the cost per customer should be attractive when compared to the cost of using current point to multi-point radio based systems.

KEY NEXT GENERATION NETWORK (NGN), CAPACITY AND PRODUCT DEVELOPMENTS
Telkom is in the third year of its NGN build out programme. Customer demands and global standards necessitate the provision of services and particularly bandwidth that is only possible utilising the intelligence of an NGN system.

Our NGN build out achievements are as follows:
•	An increase of the ADSL footprint to 2,660 DSLAMs, covering 92% of Telkom’s existing customer footprint.
•	84 Metro Ethernet nodes have been deployed in major cities using 10 Gbit and 1 Gbit line systems.
•
The first system of Dense Wave Division Multiplexing (DWDM) system capable of forty 10 Gbit/s signals over a single pair of fibre has been deployed between Gauteng and Durban. This has significantly increased transport bandwidth capability. A significant rollout of this system between all major cities in SA is currently in the build phase, and planned for completion during the 2009 financial year.

•	Automatic self-healing re-routing of bandwidth on the national layer has commenced.
•	The national and local transport network increased by 377 nodes, growing the network bandwidth by 1.2 Tbit/s, which is a growth of 21%.
•	Total international bandwidth has increased to 4.5 Gbit/s, which is a growth of 88%.
•	ATM network available bandwidth on the core and metro layers has increased to a combined 147 Gbit/s, which is a growth of 41%.
•	National IP Network bandwidth has increased to 32.2 Gbit/s, which is a growth of 11%.
•
A Network Interactive Voice Response Systems have been deployed which offers advanced speech services. Automated speech recognition and text-to-speech application enable corporate customers and Telkom to enhance their voice systems.

•	Diginet and Diginet Plus network bandwidth has increased to 27 Gbit/s, which is a growth of 20%.
•	237 WiFi hotspots have been deployed at strategic partner locations.
•	Fibre deployment has increased by 8.7%.
•	IMAX has been introduced into the system and is ready to carry traffic. IMAX has the ability to carry narrowband and broadband services for wire line legacy and converged services.

COST, EFFICIENCY AND PRODUCTIVITY MANAGEMENT
Faced with competition eroding our revenue base, cost management is a key element in creating shareholder value. Telkom is proud of its achievements in this regard. The Telkom fixed-line business managed to contain its operating expense growth to a 3.6% increase, despite the high inflationary environment with CPIX recorded at 10.1% in March 2008. Employee expenses increased by 4.2% to R7.4 billion, selling general and administrative expenses decreased by 7.4% to R3.7 billion, service fees increased by 9.4% to R2.4 billion and operating leases decreased by 18.8% to R619 million. Depreciation, amortisation, impairment and write-offs increased by 10.2% to R3.9 billion. Telkom did not achieve its fixed-line EBITDA margin target of 37% – 40% with the EBITDA margin at 36.3% decreasing from 37.7% at March 31, 2007.

Our continued focus on cost management, efficiency and productivity management has resulted in Telkom developing a Capability Management programme. Professional services have grown in maturity throughout the world, particularly in the information technology and telecoms environments. This allows Telkom to focus on services that differentiate us from competitors such as:

• an increased focus on customer service;
• the faster delivery of improved services to the market;
• improving cost management and capital productivity; and
• increasing shareholder returns.

Telkom is currently using approximately 100 service providers to deliver network services. These contracts are expiring at the end of June 2008. A critical factor in the new contract process is to ensure that Telkom moves towards a more consolidated interface to the service provider market and obtains maximum efficiencies through creating scale and volume. In addition to service provider consolidation, a capability management process is under way to identify partners for network operations, information technology management and Telkom Direct shops which entails that certain elements will be outsourced to professional service providers. Telkom has commenced with issuing a closed Request for Proposals for professional services in this regard.

To ensure that capability management, which includes elements of outsourcing, is legitimate, we are engaging with organised labour in line with transparency and labour regulations. Many interactions have taken place with union leadership over the past few months to achieve the appropriate levels of awareness, education and strategic insight on the aspects of capability management and outsourcing. This included international benchmarking visits to other operators and professional services providers in Germany, Australia, New Zealand and Brazil.

Sustained employability and well being of Telkom staff is of paramount importance.

CUSTOMER SERVICE
Improved customer service is vital to the success of Telkom into the future. Sustainable and profitable growth in the customer base requires creating and strengthening capabilities focused on managing customer relationships and learning from acquired customer information. This will allow Telkom to better manage the customer experience and anticipate customer needs.

Customer segmentation based on value should enable Telkom to understand customer equity better in order to give additional value and services to customers. Understanding an individual customer’s breakeven point and anticipating their future requirements will allow Telkom to intelligently determine value enhancers and cross selling opportunities.

A call centre master plan has been designed to compliment customer segmentation through dedicated agents for high value customers, upfront identification and routing of complex calls to the specialised agents and upfront resolution of high volume simple calls by universal agents. This is a vital element in making it easier for our customers to do business with us.

We have consolidated all call centre operations under one structure creating a single point of accountability. In addition, we have ensured redundancy through the interconnection of call centres allowing a reduction of bottlenecks and rerouting of overflow traffic.

In areas of high cost, high maintenance and high theft occurrence, particularly copper and fibre cable theft, Telkom is deploying a wireless network using W-CMDA to restore and improve service quality.

The table below illustrates some key customer service metrics and targets for the year ending March 31, 2009. We anticipate that our customer centricity project will be complete by March 31, 2011 by which time we will be able to deliver on our customer expectations as set out in the Customer Satisfaction Surveys.

	Year ended March 31,
	2006	2007	2008	Target
Residential
% cleared in 24 hours	47	50	38	40
Faults per 1,000 lines	470	785	476	423
% installed in 5 days	49	81	54	61
Business voice
% cleared in 24 hours	61	66	50	51
Faults per 1,000 lines	300	328	264	250
% installed in 5 days	63	83	63	72
Data subrate
% cleared in 24 hours	92	84	93	95
Faults per 1,000 lines	801	870	875	830
% installed in 10 days	40	41	19	25
ADSL Business
% cleared in 24 hours	54	33	42	46
Faults per 1,000 lines	480	575	575	540
% installed in 20 days	56	76	56	67

TELKOM MEDIA AND CONTENT SERVICES
Telkom announced on March 31, 2008 that it will reduce its shareholding in Telkom Media substantially. A potential anchor investor has been identified to take over a substantial portion of Telkom’s investment in Telkom Media. Telkom is awaiting a proposal from the investor which the investor has indicated will be received towards the end of June 2008.

Telkom acknowledges that the expansion of the content rich services is crucial as it will drive future revenue, and act as a major product differentiator in a crowded broadband market space. Content can however be sourced from other operators and Telkom is in the process of investigating options with respect to acquiring content from a number of content providers.

VODACOM RESULTS
Vodacom again demonstrated strong performance in the twelve months to March 31, 2008 delivering 17.1% growth in revenue to R48.2 billion with an estimated South African market share of approximately 55%. Vodacom increased its profit from operations by 15.0% to R12.5 billion and increased net profit after tax by 21.3% to R8.0 billion and, in the face of declining ARPUs as a result of lower income segment customer connections and aggressive drives to attract and retain customers, admirably delivered a 34.2% EBITDA margin down 1.7% from the 34.6% EBITDA margin achieved for the year ended March 31, 2007.

Vodacom’s total customer base increased by 12.7% to 34.0 million customers as at March 31, 2008. South African mobile customers increased by 7.9% to 24.8 million. Customers grew by 29.6% to 4.2 million in Tanzania, by 25.0% to 3.3 million in the Democratic Republic of Congo, by 41.6% to 395,000 in Lesotho, and by 29.8% to 1.3 million in Mozambique. Vodacom’s other African operations reported customers of 9.2 million and contributed 6.6% to data revenue, down from 6.9% contribution in the 2007 financial year.

South African prepaid churn increased to 47.9% for the year ended March 31, 2008 from 37.5% for the year ended March 31, 2007. The increase in the churn ratio was due in part to disconnection rules being amended to classify SIM cards whose only activity was call forwarding to voice mail for an uninterrupted period of 13 months as inactive. Vodacom believes this rule change provides a better reflection of active prepaid SIM cards on the network and results in higher Average Revenue Per User (ARPU). Vodacom’s focus on customer care and retention saw South African contract churn improve to 8.3% from the 9.7% recorded in the year ended March 31, 2007. The blended South African ARPU remained stable over the year at R125 with contract ARPU decreasing 6.0% to R486 and pre-paid ARPU decreasing to R62 from R63 in at March 31, 2007. Telkom refers shareholders to the SENS announcements published on March 10, 2008 and April 25, 2008 concerning Vodacom’s proposed Broad Based Black Economic Empowerment transaction. Telkom remains fully supportive of this R7.5 billion transaction.

THE REGULATORY ENVIRONMENT
Telkom faces continuous regulatory challenges covering inter alia competition issues and changes in policies. Through constructive dialogue, the Company endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main changes to the regulatory environment affecting the industry and Telkom during the year.

ELECTRONIC COMMUNICATIONS (EC) ACT
ICASA had to address the task of developing the market regulation framework. ICASA has issued since December 2007 some 10 draft regulations, dealing with the identification and definition of the various relevant markets, the methodologies for analysing these markets to determine the level of competition, or lack thereof, proposed rules on the leasing of communication facilities, on interconnection, on the special treatment of facilities that are deemed to be "essential" and on the owners thereof. Telkom will, of course, be affected for the most part by all these developments.

Regarding the pro competition regulations, in March 2008 ICASA published draft regulations on the processes and methodologies that ICASA will use for the definition of the relevant markets, for determining the effectiveness of competition in markets, for the identification of licensees having significant market power, and for ensuring that pro-competitive remedies imposed are reasonable and proportionate in addressing market failure.

Licence conversion
ICASA has started a process of converting our licenses to the new licensing framework. Regulations providing the framework to convert our PSTS and VANS licenses have been published by ICASA, including the standard terms and conditions that will apply to all electronic communications services and all electronic communications network services licenses, including ours. ICASA has proposed draft additional conditions applicable to the electronic communications service and electronic communications network service licences that will be issued to existing licensees, including Telkom. ICASA, after taking into account the comments received, is expected to publish final proposed terms and conditions for public comment. It is, however not likely that ICASA will complete the licence conversion process before the end of July. We presume that the technology neutrality of the Electronic Communications Act will result in us being able to explore new horizons; how far we will be allowed to go, however, and at what cost, is not yet clear.

Telkom continuously engages in negotiations for interconnection, shared access and facilities leasing agreements. Interconnectivity agreements with Neotel and the majority of VANS have been concluded.

Number portability (NP)
Mobile number portability has been in operation since 2006. Anecdotal evidence is that mobile porting in South Africa was slower than it was expected to be, although the high cost of implementation has duly materialised. Fixed-line porting, essentially between Telkom and Neotel, has not yet happened. Negotiations are advancing and some form of portability is expected to soon be in place. The existence of very active VoIP service providers has led to further competition for our fixed-line network. Carrier pre-selection between Telkom and Neotel has also not yet been established, for essentially the same reasons.

Local loop unbundling (LLU)
Telkom is required, in terms of existing legislation, to provide Neotel with shared access to its local loop. Although the Telecommunications Act, 103 of 1996, provided that no general local loop unbundling would be required after the first two years of operation of Neotel, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations. The Minister of Communications published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. On May 23, 2007, the Local Loop Unbundling Committee set up by the Minister of Communications to develop appropriate policies for the unbundling of the local loop in South Africa recommended, amongst other things:
•	three forms of local loop unbundling to be considered, full unbundling of the metallic loop, line sharing and wholesale bit stream access; and
•	the regulatory process, with full industry participation should commence as soon as possible and be completed in 2011.

Defining end-to-end leased lines and other wholesale markets
The market review process undertaken by ICASA is aimed at determining the scope and boundaries of various fixed-line wholesale and retail markets (e.g. local access, national long distance, international, etc.). In terms of the process, ICASA is expected to:
• define the relevant markets:
• assess Telkom’s market power and dominance in each market: and
• propose pro-competition regulations on Telkom.

CONCLUSION
Telkom is confident that it is well placed to deal with all regulatory issues. Telkom actively engages with both policymakers (Parliamentary Committees) and the regulator (ICASA) and plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.

PROSPECTS
Telkom’s strategy is designed to deliver sustainable, profitable growth going forward and is benchmarked against global best practice. The creation of shareholder value is the underlying driver of every decision made. Telkom’s board of directors and management team believe that the price of the share has not been reflecting the underlying value of the fixed-line business and are committed to addressing this.

The next couple of years will focus on transforming the business to deal with competition, concentrating on delivering innovative products and services to our customers, expanding our network and bedding down our growth drivers. We expect that competition will continue to constrain revenue growth over the next three years. Targets in a transforming industry such as ours are inherently risky, particularly in later years and investors should not place undue reliance on such targets. We are targeting a compound average growth rate (CAGR) of revenue over the following three years in the 5% to 10% range as increased revenues from our data, broadband and converged business and our newly acquired subsidiaries are projected to mitigate the impacts of increased competition.

The EBITDA margin relating to fixed-line and other segments is targeted to range between 32% and 36% over the next three years. This margin range reflects the increased operational expenditure that goes hand in hand with an aggressive customer service improvement and expansion programme, an increased contribution from lower margin business and the decline in local and national voice traffic revenue. The early stages of development in Multi-Links and Africa Online add to the expected decrease in the EBITDA margin. We expect to see improvements in the EBITDA margin within the range towards the end of our three year planning period.

Capital expenditure for the fixed line and other segments will range between 23% and 27% of revenue over the next two years. In year three capex is targeted to range between 18% and 22%. Capital expenditure is expected to be R11.3 billion in the 2009 financial year.

The targeted net debt to EBITDA for the fixed-line and other segments will be 1.3 times.

Targets in a transforming industry such as ours are inherently risky, particularly in later years and investors should not place undue reliance on such targets.

Our dividend policy remains that we progressively grow the ordinary dividend each year. Given the investment in our network, expansion in current businesses, the potential acquisitions and pressure on the fixed-line and other segments’ EBIDTA margin, no special dividend will be paid in respect of the 2008 financial year. The level of dividend going forward will be based on a number of factors including the consideration of the financial results, available growth opportunities, the group’s debt level, interest coverage, internal cash flows and resources, the repurchase of Telkom shares and other future expectations.

DECLARATION OF ORDINARY DIVIDEND NO 13
Notice is hereby given that ordinary dividend number 13 of 660 cents per share (2007: 600 cents) in respect of the financial year ended March 31, 2008 has been declared payable on Monday, July 7, 2008 to shareholders recorded in the register of the company at close of business on Friday, July 4, 2008.

Holders of ordinary shares
Salient dates	2008
Last date to trade cum dividend	Friday 27 June
Shares trade ex dividend	Monday 30 June
Record date	Friday 4 July
Payment date	Monday 7 July

Share certificates may not be dematerialised or rematerialised between Monday, June 30, 2008 and Friday, July 4, 2008 both days inclusive.

On Monday, July 7, 2008, dividends due to holders of certificated securities on the South African register will either be transferred electronically to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholders will be credited to shareholders’ accounts with their relevant CSDP or broker.

Holders of American Depositary Shares
2008
Ex dividend on New York Stock Exchange	Friday 27 June
Record date	Friday 4 July
Approximate date for currency conversion into US dollars	Monday 7 July
Approximate date for payment of dividend	Monday 21 July

3. Group performance
GROUP OPERATING REVENUE
Group operating revenue increased by 9.0% to R56,285 million (March 31, 2007: R51,619 million) in the year ended March 31, 2008. Fixed-line operating revenue, before inter-segmental eliminations, increased by 0.7% to R32,572 million primarily due to increased data services, interconnection and subscriptions and connections revenue partially offset by a decline in traffic revenue. Mobile operating revenue, before inter-segmental eliminations, increased by 17.1% to R24,089 million primarily due to significant customer growth, offset in part by declining ARPU’s.

GROUP OPERATING EXPENSES
Group operating expenses increased by 12.8% to R42,337 million (March 31, 2007: R37,533 million) in the year ended March 31, 2008, primarily due to a 17.9% increase in operating expenses in the mobile segment to R17,898 million (before inter-segmental eliminations). Fixed-line operating expenditure increased by 3.7% to R24,962 million (before inter-segmental eliminations) due to increased employee expenses, payments to other operators, depreciation, amortisation, impairment and write-offs and services rendered, partially offset by a decrease in operating leases and selling, general and administrative expenses. The increase in mobile operating expenses of 17.9%, before inter segmental eliminations, was primarily due to increase in employee expenses and gross connections resulting in increased cost to connect customers to the network. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks when compared to traffic terminating on the lower cost fixed-line network.

INVESTMENT INCOME
Investment income consists of interest received on short-term investments and bank accounts. Investment income decreased by 16.2% to R197 million (March 31, 2007: R235 million), largely as a result of lower interest received from fixed deposits primarily due to lower cash balances.

FINANCE CHARGES
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses on foreign currency denominated transactions and balances. Finance charges increased by 60.3% to R1,803 million (March 31, 2007: R1,125 million) in the year ended March 31, 2008, due to a 42.0% increase in interest expense to R1,885 million (March 31, 2007: R1,327 million) as a result of the 65.7% increase in net debt to R16,617 million (March 31, 2007: R10,026 million).  Net debt increased mainly as a result of the issuance of commercial debt paper debt with a nominal value R18,806 million during the year, as well as an increase in Vodacom’s net debt for the year. This was partly offset by the repayment of R15,773 million nominal value of commercial paper bills.  In addition to the increase in the interest expense, net fair value and exchange movements on financial instruments resulted in a loss of R82 million for the year ended March 31, 2008 (March 31, 2007: Gain of R202 million).

TAXATION
Consolidated tax expense reduced to R4,704 million (March 31, 2007: R4,731 million) in the year ended March 31, 2008. The consolidated effective tax rate for the year ended March 31, 2008, was 36.5% (March 31, 2007: 34.8%). Telkom Company’s effective tax rate was 24.6% for the year ended March 31, 2008 (March 31, 2007: 24.3%). Vodacom’s effective tax rate decreased to 34.2%

(March 31, 2007: 36.9%) mainly as a result of a decrease in the secondary taxation on companies(STC) liability due to the decrease in the STC rate from 12.5% to 10.0% effective October 1, 2007.

PROFIT FOR THE YEAR AND EARNINGS PER SHARE
Profit for the year attributable to the equity holders of the Group decreased by 7.8% to R7,975 million (March 31, 2007: R8,646 million) for the year ended March 31, 2008.

Group basic earnings per share decreased by 6.9% to 1,565.0 cents (March 31, 2007: 1,681.0 cents) and Group headline earnings per share decreased by 4.4% to 1,634.8 cents (March 31, 2007: 1,710.7 cents).

4. GROUP BALANCE SHEET
Net debt, after financial assets and liabilities, increased by 65.7% to R16,617 million (March 31, 2007: R10,026 million) as at March 31, 2008, resulting in a net debt to equity of 49.9% from 31.3% at March 31, 2007. On March 31, 2008, the Group had cash balances of R1,134 million (March 31, 2007: R749 million).

During the year ended March 31, 2008, 12.1 million shares were repurchased for R1.65 billion, to be cancelled from the issued share capital by the Registrar of Companies. As at March 31, 2008, 4,444,138 of these shares have not yet been cancelled.

Interest-bearing debt, including credit facilities utilised, increased by 58.0% to R17,075 million (March 31, 2007: R10,805 million) in the year ended March 31, 2008. The Group raised commercial paper bills with a nominal value of R18,806 million for the year ended March 31, 2008 of which R15,773 million was redeemed by March 31, 2008. Credit facilities from our subsidiaries increased by R901 million, and Telkom’s portion of Vodacom’s interest bearing debt increased by R490 million.

5. GROUP CASH FLOW
Cash flows from operating activities increased by 13.3% to R10,603 million (March 31, 2007: R9,356 million), mainly due to lower taxation as well as an increase in cash generated from operations of R21,256 million (March 31, 2007: R20,520 million), partly offset by higher dividends paid. Cash flows utilised in investing activities increased by 35.5% to R14,106 million (March 31, 2007: R10,412 million), primarily due to increased capital expenditure in both the fixed-line and mobile segments, as well as cash utilised for the purchase of Multi-Links Telecommunications (Proprietary) Limited. Cash flows from financing activities of R2,943 million (March 31, 2007: (R2,920) million) was mostly due to the R1,647 million paid for share repurchases, the repayment of the TK01 bond with a nominal value of R4,680 million on March 31, 2008 and maturing commercial paper debt of R15,773 million nominal value during the year. This was offset by the issuance of R18,806 million nominal value commercial paper bills, as well as entering into call and term loans of R5,600 million to fund the redemption of the TK01 bond and other cash flows from investing activities.

SUMMARY
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Cash generated from operations	19,724	20,520	21,256	4.0	3.6
Cash from operating activities
(after tax, interest, dividends)	9,506	9,356	10,603	(1.6)	13.3
Investing activities	(7,286)	(10,412)	(14,106)	(42.9)	(35.5)
Financing activities	(258)	(2,920)	2,943	(1,031.8)	200.8
Net increase/(decrease) in cash	1,962	(3,976)	(560)	(302.7)	85.9

6. GROUP CAPITAL EXPENDITURE
Group capital expenditure increased by 16.1% to R11,900 million (March 31, 2007: R10,246 million) and represents 21.1% of Group revenue (March 31, 2007: 19.8%).

GROUP CAPITAL EXPENDITURE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Fixed-line	4,900	6,594	6,794	34.6	3.0
Mobile	2,571	3,608	3,460	40.3	(4.1)
Other	35	44	1,646	25.7	–
	7,506	10,246	11,900	36.5	16.1

FIXED-LINE CAPITAL EXPENDITURE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Baseline	2,128	3,409	4,039	60.2	18.5
Portfolio	2,756	2,997	2,718	8.7	(9.3)
Revenue generating	374	159	57	(57.5)	(64.2)
Network evolution	330	784	1,092	137.6	39.3
Sustainment	596	416	277	(30.2)	(33.4)
Effectiveness and efficiency	1,080	1,141	841	5.6	(26.3)
Support	376	497	451	32.2	(9.3)
Regulatory	17	188	37	1,005.9	(80.3)
Other	0	0	0	0.0	0.0
	4,901	6,594	6,794	34.5	3.0
Fixed-line capital expenditure, which includes spending on intangibles, increased by 3.0 % to R6,794 million (March 31, 2007: R6,594 million) and represents 20.9% of fixed-line revenue (March 31,2007: 20.4%). Baseline and revenue generating capital expenditure of R4,096 million (March 31, 2007: R3,568 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies in the transport network contributed to the network evolution and sustainment capital expenditure of R1,369 million (March 31, 2007: R1,200 million).

Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfillment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management. During the year ended March 31, 2008, R841 million (March 31, 2007: R1,141 million) was spent on the implementation of systems.

MOBILE CAPITAL EXPENDITURE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
South Africa	2,192	2,730	2,135	24.5	(21.8)
Other African countries	379	878	1,326	131.7	51.0
	2,571	3,608	3,461	40.3	(4.1)
Mobile capital expenditure (50% of Vodacom’s capital expenditure) decreased by 4.1% to R3,461 million (March 31, 2007: R3,608 million) and represents 14.4% of mobile revenue (March 31, 2007: 17.5%) which was mainly spent on the cellular network infrastructure consisting of radio, switching and transmission network infrastructure and computer software. The decrease in capital expenditure in other African countries was largely as a result of decreased investment in Tanzania, Democratic Republic of the Congo and Mozambique offset by an increase in investment in Lesotho.

OTHER CAPITAL EXPENDITURE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Other	35	44	1,646	25.7	3,640.9

Other capital expenditure consists of additions to property, plant and equipment for our subsidiaries TDS Directory Operations (Proprietary) Limited, Swiftnet (Proprietary) Limited, Telkom Media (Proprietary) Limited, Africa Online Limited and Multi-Links Telecommunications Limited. Other capital expenditure, which includes spending on intangible assets, increased to R1,646 million (March 31, 2007: R44 million) and represents 84.9% of other revenue (March 31, 2007: 4.5%).

7. SEGMENT PERFORMANCE
Telkom’s operating structure comprises three segments, fixed-line, mobile and other. The fixed-line segment provides fixed-line voice and data communications services through Telkom. The mobile segment provides mobile services through our 50% joint venture interest in Vodacom. The other segment provides directory services through our 64.9% owned subsidiary, TDS Directory Operations, wireless data services through our wholly owned subsidiary, Swiftnet, internet services in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, through our wholly owned subsidiary, Africa Online Limited and fixed, mobile, data, long distance and international telecommunications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links, as well as Telkom Media.

Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group consolidated financial statements.

SUMMARY
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Operating revenue	47,625	51,619	56,285	8.4	9.0
Fixed-line	31,832	32,346	32,572	1.6	0.7
Mobile	17,021	20,573	24,089	20.9	17.1
Other	952	979	1,939	2.8	98.1
Inter-segmental eliminations	(2,180)	(2,279)	(2,315)	4.5	1.6
Operating profit	14,677	14,470	14,482	(1.4)	0.1
Fixed-line	9,843	8,597	8,107	(12.7)	(5.7)
Mobile	4,436	5,430	6,211	22.4	14.4
Other	398	444	164	11.6	(63.1)
Inter-segmental eliminations	0	(1)	0	0	0
Operating profit margin	30.8	28.0	25.7	(9.1)	(8.2)
Fixed-line	30.9	26.6	24.9	(13.9)	(6.4)
Mobile	26.1	26.4	25.8	1.1	(2.3)
Other	41.8	45.4	8.5	8.6	(81.3)
EBITDA	20,553	19,786	20,612	(3.7)	4.2
Fixed-line	14,207	12,180	11,839	(14.3)	(2.8)
Mobile	5,908	7,122	8,181	20.5	14.9
Other	438	484	307	10.5	(36.6)
EBITDA margin	43.2	38.3	36.6	(11.3)	(4.4)
Fixed-line	44.6	37.7	36.3	(15.5)	(3.7)
Mobile	34.7	34.6	34.0	(0.3)	(1.7)
Other	46.0	49.4	15.8	7.4	(68.0)

FIXED-LINE SEGMENT
The fixed-line segment accounted for 57.9% (March 31, 2007: 62.7%) of Group operating revenues (before inter-segmental eliminations) and 56.0% (March 31, 2007: 59.4%) of Group operating profit at March 31, 2008.

The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

SUMMARY
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Revenue	31,832	32,346	32,572	1.6	0.7
Operating profit	9,843	8,597	8,107	(12.7)	(5.7)
EBITDA	14,207	12,180	11,839	(14.3)	(2.8)
Capital expenditure[1]	4,901	6,594	6,794	34.6	3.0
Operating profit margin (%)	30.9	26.6	24.9	(13.9)	(6.4)
EBITDA margin (%)	44.6	37.7	36.3	(15.5)	(3.7)
Capex to revenue (%)	15.4	20.4	20.9	32.5	2.5

1. Including spend on intangible assets.

FIXED-LINE OPERATING REVENUE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Subscriptions and connections	5,803	6,286	6,330	8.3	0.7
Traffic	17,563	16,740	15,949	(4.7)	(4.7)
Local	5,753	4,832	4,076	(16.0)	(15.6)
Long distance	3,162	2,731	2,251	(13.6)	(17.6)
Fixed-to-mobile	7,647	7,646	7,557	(0.0)	(1.2)
International outgoing	1,001	988	986	(1.3)	(0.2)
Subscription based calling plans	–	543	1,079	–	98.7
Interconnection	1,654	1,639	1,757	(0.9)	7.2
Mobile operators	760	816	838	7.4	2.7
Fixed operators	–	–	28	–	–
International operators	894	823	891	(7.9)	8.3
Data	6,675	7,492	8,308	12.2	10.9
Leased lines and other data	5,304	5,828	6,460	9.9	10.8
Mobile leased facilities	1,371	1,664	1,848	21.4	11.1
Directories and other	137	189	228	38.0	20.6
	31,832	32,346	32,572	1.6	0.7

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased by 0.7% to R32,572 million (March 31, 2007: R32,346 million) primarily due to the increase data services, interconnection and subscriptions and connection revenue, partially offset by a decline in traffic revenue.

Subscription and connections revenue grew by 0.7% to R6,330 million (March 31, 2007: R6,286 million), largely as a result of increased rental tariffs, increased subscribers on Telkom Closer and SupremeCall, increase in the number of PABX’s and higher penetration of value-added services.

Traffic revenue decreased by 4.7% to R15,949 million (March 31, 2007: R16,740 million), as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic, including VoIP traffic but excluding interconnection traffic, decreased by 11.4% to 22,561 million minutes (March 31, 2007: 25,455 million minutes).

Interconnection revenue increased by 7.2% to R1,757 million (March 31, 2007: R1,639 million) largely as a result of an increase of 8.3% in international interconnection revenue. The increased interconnection revenue from international operators is mainly as a result of higher exchange rates partially offset by a 3.1% decrease in international interconnection traffic minutes to 1,280 million minutes (March 31, 2007: 1,321 million minutes).

Mobile interconnection revenue increased by 2.7% to R838 million (March 31, 2007: R816 million) primarily due to increased interconnection traffic from domestic mobile operators and increased average tariff increases for call termination partially offset by lower average tariffs on mobile international outgoing calls. Mobile interconnection traffic minutes increased by 3.4% to 2,502 million minutes (March 31, 2007: 2,419 million minutes) in the year ended March 31, 2008.

Data revenue increased by 10.9% to R8,308 million (March 31, 2007: R7,492 million) mainly due to higher demand for data services, including ADSL, connectivity and SAIX, internet access, and managed data networks, including VPN Supreme and increased revenue from leased line facilities from mobile operators. These increases were partially offset by decreased tariffs for leased line facilities to mobile operators and data connectivity services.

FIXED-LINE OPERATING EXPENSES
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Employee expenses	6,314	7,096	7,397	12.4	4.2
Salaries and wages	4,466	5,095	5,509	14.1	8.1
Benefits	2,383	2,673	2,671	12.2	(0.1)
Workforce reduction expenses	85	24	3	(71.8)	(87.5)
Employee related expenses capitalised	(620)	(696)	(786)	12.3	12.9
Payments to other network operators	6,140	6,461	6,902	5.2	6.8
Payment to mobile operators	5,220	5,425	5,697	3.9	5.0
Payment to international operators	920	1,036	1,205	12.6	16.3
SG&A	2,836	3,975	3,899	40.2	(1.9)
Materials and maintenance	1,608	1,900	1,996	18.2	5.1
Marketing	378	604	583	59.8	(3.5)
Bad debts	154	137	217	(11.0)	58.4
Other	696	1,334	1,103	91.7	(17.3)
Services rendered	2,045	2,206	2,413	7.9	9.4
Property management	1,109	1,141	1,222	2.9	7.1
Consultants and security	936	1,065	1,191	13.8	11.8
Operating leases	755	762	619	0.9	(18.8)
Depreciation, amortisation, impairment
and write-offs	4,364	3,583	3,732	(17.9)	4.2
	22,454	24,083	24,962	7.3	3.6

Fixed-line operating expenses, before inter-segmental eliminations, increased by 3.6% in the year ended March 31, 2008 to R24,962 million (March 31, 2007: R24,083 million), primarily due to increased employee expenses, payment to other operators, services rendered and depreciation, amortisation, impairment and write-offs in part offset by a decrease in operating leases and selling, general and administrative expenses.

Employee expenses increased by 4.2% in the year ended March 31, 2008 to R7,397 million (March 31, 2007: R7,096 million), largely due to increased payments to part-time employees and contractors employed to meet Telkom’s customer centricity focus; the deployment of the NGN objectives and annual salary increases, including related benefits due to an average annual salary increases of 7.0%.

Benefits decreased in the 2008 financial year primarily as a result of the annuity policy qualifying as a plan asset in June 2006, a lower provision for leave as a result of the decrease in the number of employees and lower training expenses, partially offset by higher share compensation expenses as a result of the higher number of shares allocated during the year.

Payments to other network operators increased by 6.8% to R6,902 million (March 31, 2007: R6,461 million) as a result of increased payments to mobile and international operators. Payments to mobile operators increased by 5.0% to R5,697 million (March 31, 2007: R5,425 million), largely as a result of a 1.6% increase in fixed-to-mobile traffic. Payments to international operators increased by 16.3% to R1,205 million (March 31, 2007: R1,036 million), primarily due to an increase in volumes in switched hubbing and a 13.6% increase in international outgoing traffic volumes, arising from our reduced average international tariffs and a weaker exchange rate.

Selling, general and administrative expenses decreased by 1.9% to R3,899 million (March 31, 2007: R3,975 million), primarily as a result of a decrease in marketing expenses and other selling, general and administration expenses offset in part by an increase in material and maintenance expenses due to new technology roll-out and higher fuel cost and higher bad debts.

Services rendered increased by 9.4% to R2,413 million (March 31, 2007: R2,206 million), with property management expenses increasing by 7.1% primarily as a result of increased electricity, rates and taxes. Consultants and security costs increased by 11.8% primarily as a result of increased cost to explore local and international investment and expansion opportunities as well as higher security and legal costs.

Operating leases decreased by 18.8% to R619 million (March 31, 2007: R762 million) primarily due to a discount received on our renegotiated Debis contract effective August 1, 2007 as well as 9.3% reduction in vehicle fleet from 9,694 vehicles at March 31, 2007 to 8,792 vehicles at March 31, 2008.

The 4.2% increase in depreciation, amortisation, impairment and write-offs to R3,732 million (March 31, 2007: R3,583 million) was mainly as a result of higher amortisation of intangibles and increased depreciation due to ongoing investment in telecommunications network equipment and data processing equipment, partially offset by lower asset write-offs.

Fixed-line operating profit decreased by 5.7% to R8,107 million (March 31, 2007: R8,597 million) with an operating profit margin of 24.9% (March 31, 2007: 26.6%). EBITDA decreased by 2.8% to R11,839 million (March 31, 2007: R12,180 million), with EBITDA margins decreasing to 36.3% (March 31, 2007: 37.7%).

MOBILE SEGMENT
The mobile segment accounted for 42.8% of Group operating revenue (March 31, 2007: 39.8%) (before inter-segmental eliminations) and 42.9% of Group operating profits (March 31, 2007: 37.5%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.

SUMMARY
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Operating revenue	17,021	20,573	24,089	20.9	17.1
Operating profit	4,436	5,430	6,211	22.4	14.4
EBITDA	5,908	7,122	8,181	20.5	14.9
Capital expenditure	2,571	3,608	3,460	40.3	(4.1)
Operating profit margin (%)	26.1	26.4	25.8	1.1	(2.3)
EBITDA margin (%)	34.7	34.6	34.0	(0.3)	(1.7)
Capex to revenue (%)	15.1	17.5	14.4	15.9	(17.7)

MOBILE OPERATING REVENUE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Airtime and access	10,043	11,854	13,548	18.0	14.3
Data	1,019	1,671	2,501	64.0	49.7
Interconnect	3,348	3,918	4,443	17.0	13.4
Equipment sales	1,993	2,350	2,526	17.9	7.5
International airtime	486	653	918	34.4	40.6
Other	132	127	153	(3.8)	20.5
	17,021	20,573	24,089	20.9	17.1

Operating revenue from the mobile segment increased by 17.1%, before inter-segmental eliminations, to R24,089 million (March 31, 2007: R20,573 million), primarily driven by customer growth and partially offset by declining Average Monthly Revenue Per User (ARPUs) in all operations. Revenue from Vodacom’s operations outside of South Africa increased by 30.3% to R2,697 million (March 31, 2007: R2,070 million) for the year ended March 31, 2008.

The growth in revenue can largely be attributed to a 12.7% increase in Vodacom’s total customers to 33,994 million as of March 31, 2008, (March 31, 2007: 30,150 million), resulting from strong growth in prepaid and contract customers in South Africa and 28.4% growth in customers outside of South Africa. In South Africa, total Average Monthly Revenue Per User (ARPUs) remained stable at R125. Contract ARPUs decreased by 6.0% to R486 (March 31, 2007: R517) and prepaid ARPUs decreased by 1.6% to R62 (March 31, 2007: R63) but had a positive impact on ARPU.

Vodacom’s continued focus on implementation of upgrade and retention policies in the year ended March 31, 2008, ensured an improvement in the South Africa contract churn to 8.3% (March 31, 2007: 9.7%) for the year ended March 31, 2008. South Africa’s prepaid churn of 47.9% for the year ended March 31, 2008, (March 31, 2007: 37.5%) was largely as a result of a once-off rule change that will disconnect inactive prepaid SIM cards after 13 months of being kept in an active state by call forwarding to voicemail and having not had any other revenue generating activity on the Vodacom network. This rule has led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007.

Data revenue increased by 49.7% and represents 10.4% of mobile revenue for the year ended March 31, 2008 (March 31, 2007: 8.1%). The growth was largely due to the popularity of SMS and data initiatives such as 3G, HSDPA, Blackberry“, Vodafone Live! as well as other data products. Vodacom South Africa transmitted 4.7 billion (March 31, 2007: 4.5 billion) messages over its network during the year ended March 31, 2008. The number of active data users on the South African network as at March 31, 2008, was: 1.4 million MMS users (March 31, 2007: 1.2 million); 4.7 million GPRS users (March 31, 2007: 2.8 million); 1.3 million 3G/HSDPA devices (March 31, 2007: 584 thousand); 1,421 thousand Vodafone Live! users (March 31, 2007: 899 thousand) and 31 thousand Unique Mobile TV users (March 31, 2007: 33 thousand).

Mobile interconnect revenue increased by 13.4% to R4,443 million for the year ended March 31, 2008 (March 31, 2007: R3,918 million), primarily due to an increase in the number of fixed-line calls terminating on Vodacom’s network as a result of the increased number of Vodacom customers.

Equipment sales increased by 7.5% to R2,526 million for the year ended March 31, 2008 (March 31, 2007: R2,350 million) primarily due to the growth of the customer base and cheaper handsets combined with added functionality of new phones based on new technologies. South African handset sales volume increased by 10.9% to 5.1 million units (March 31, 2007: 4.6 million units) during the year ended March 31, 2008.

Vodacom’s international airtime revenue consists largely of international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network.

MOBILE OPERATING EXPENSES
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Employee expenses	1,019	1,186	1,483	16.4	25.0
Payments to other operators	2,317	2,818	3,279	21.6	16.4
SG&A	7,328	8,778	10,436	19.8	18.9
Services rendered	65	82	115	26.2	40.2
Operating leases	435	629	615	44.6	(2.2)
Depreciation, amortisation, impairment
and write offs	1,472	1,692	1,970	14.9	16.4
	12,636	15,185	17,898	20.2	17.9

Mobile operating expenses, before inter-segmental eliminations, increased by 17.9% to R17,898 million for the year ended March 31, 2008 (March 31, 2007: R15,185 million), primarily due to increased, selling and distribution costs, payments to other operators, employee expenses, depreciation, amortisation, impairment and write offs and services rendered partially offsets by lower operating leases.

Mobile employee expenses increased by 25.0%,to R1,483 million for the year ended March 31, 2008 (March 31, 2007: R1,186 million), primarily due to a 5.5% increase in the number of employees to 6,247, to support the growth in operations as well as annual salary increases (including related benefits) and an increase in the provision for Vodacom’s deferred bonus schemes due to increased profits. Vodacom increased the total number of its employees, including agency temporary employees, by 14.3% in its other African operations to 1,540 employees and by 2.9% in its operations in South Africa to 4,707 employees, including agency temporary-holding company and Mauritius employees as at March 31, 2008.

Employee productivity in South Africa and other African countries, as measured by customers per employee including agency temporary employees, increased by 6.9% to 5,442 customers per employee as at March 31, 2008.

Mobile payments to other operators increased by 16.4% to R3,279 million (March 31, 2007: R2,818 million) for the year ended March 31, 2008, primarily as a result of increased outgoing traffic terminating on the other mobile networks due to the increased number of South African mobile users relative to traffic terminating on the fixed-line networks.

Mobile selling, general and administrative expenses increased by 18.9% to R10,436 million (March 31, 2007: R8,778 million), in the year ended March 31, 2008, primarily due to an increase in selling, distribution and marketing expenses mainly driven by new technologies and enhancing brand presence in all operations to support the growth in South African and other African operations.

Mobile depreciation, amortisation, impairment and write-offs increased by 16.4% to R1,970 million (March 31, 2007: R1,692 million) in the year ended March 31, 2008, primarily as a result of increased capital expenditure on network equipment with the roll-out of 3G/HSPDA networks.

Telkom’s 50% share of Vodacom’s profit from operations increased by 14.4% to R6,211 million for the year ended March 31, 2008 (March 31, 2007: R5,430) and the mobile operating profit margin decreased to 25.8% (March 31, 2007: 26.4%). Mobile EBITDA increased by 14.9% to R8,181 million (March 31, 2007: R7,122 million), with EBITDA margins decreasing to 34.0% (March 31, 2007: 34.6%).

OTHER SEGMENT
The other segment accounted for 3.4% of Group operating revenue (March 31, 2007: 1.9%) (before inter-segmental eliminations) and 1.1% of Group operating profits (March 31, 2007: 3.1%).

SUMMARY
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Operating revenue	952	979	1,939	2.8	98.1
Operating profit	398	444	164	11.6	(63.1)
EBITDA	438	484	307	10.5	(36.6)
Capital Expenditure	35	44	1,646	25.7	–
Operating profit margin (%)	41.8	45.4	8.5	8.6	(81.3)
EBITDA margin (%)	46.0	49.4	15.8	7.4	(68.0)
Capex to revenue (%)	3.7	4.5	84.9	21.6	–

OTHER OPERATING REVENUE
	Year ended March 31,			% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Other	952	979	1,939	2.8	98.1
Other operating revenue before inter segmental eliminations increased by 98.1% for the year ended March 31, 2008 to R1,939 million (March 31, 2007: R979 million) primarily driven by the inclusion in the current period of revenue generated by our newly acquired subsidiaries, Multi-links and Africa Online.

OTHER OPERATING EXPENSES
	Year ended March 31,		% variance
In ZAR millions	2006	2007	2008	06/07	07/08
Employee expenses	156	173	340	10.9	96.5
Payments to other operators	9	10	698	11.1	6,880.0
SG&A	326	336	544	3.1	61.9
Services rendered	5	5	45	–	800.0
Operating leases	28	25	72	(10.7)	188.0
Depreciation, amortisation, impairment
and write offs	40	40	143	–	257.5
	564	589	1,842	4.4	212.7

Other operating expenses, before inter-segmental eliminations, increased by 212.7% to R1,842 million (March 31, 2007: R589 million) for the year ended March 31, 2008 primarily due to the inclusion of operating expenses relating to our newly acquired subsidiaries, Multi-Links and Africa Online and the creation of Telkom Media resulting in significant increases across all expenditure categories. Multi-links was the main contributor to the increases in payments to other operators and Multi-Links and TDS Operations were the main contributors to selling, general and administrative expenditure.

8. EMPLOYEES
FIXED-LINE
	Year ended March 31,		% variance
	2006	2007	2008	06/07	07/08
Fixed-line employees	25,575	25,864	24,879	1.1	(3.8)
Lines per employee	184	180	182	(2.2)	1.1

MOVEMENT IN FIXED-LINE EMPLOYEES
Telkom Company only, excluding subsidiaries
	Year ended March 31,
	2006	2007	2008
Opening balance	28,972	25,575	25,864
Appointments	686	1,486	891
Employee losses	(4,083)	(1,197)	(1,876)
Workforce reductions	(2,990)	(20)	(4)
Voluntary early retirement	(674)	(7)	(2)
Voluntary severance	(2,295)	(13)	(2)
Involuntary reductions	(21)	–	–
Natural attrition	(1,093)	(1,177)	(1,872)
Closing balance	25,575	25,864	24,879

MOBILE EMPLOYEES
	Year ended March 31,			% variance
	2006	2007	2008	06/07	07/08
South Africa1, [2]	4,305	4,727	4,849	9.8	2.6
Customers per employee1, [2]	4,451	4,867	5,119	9.3	5.2
Other African countries[2]	1,154	1,522	1,992	31.9	30.9
Customers per employee[2]	3,776	4,695	4,605	24.3	(1.9)
Vodacom Group[1,2]	5,459	6,249	6,841	14.5	9.5
Customers per employee[1,2]	4,308	4,825	4,969	12.0	3.0
1. Includes Holding Company and Mauritius employees.
2. Includes Agency temporary employees.

OTHER
	Year ended March 31,			% variance
	2006	2007	2008	06/07	07/08
Multi-Links	–	3	680	–	–
Africa Online	–	317	379	–	19.6
Telkom Media	–	–	142	–	–
Swiftnet	67	76	85	13.4	11.8
TDS Directory Services	514	549	610	6.8	11.1

9. CONDENSED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
REPORT ON REVIEW OF CONDENSED CONSOLIDATED PROVISIONAL ANNUAL FINANCIAL STATEMENTS TO THE SHAREHOLDERS OF TELKOM SA LIMITED

Introduction
We have reviewed the accompanying condensed consolidated provisional balance sheet of Telkom SA Limited as at 31 March 2008 and the related condensed consolidated provisional statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these condensed consolidated provisional annual financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting (“IAS 34”). Our responsibility is to express a conclusion on these condensed consolidated provisional annual financial statements based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated provisional annual financial information does not present fairly, in all material respects, the financial position of the entity as at 31 March 2008, and of its financial performance and its cash flows for the year then ended in accordance with IAS 34.

Registered Auditor
June 06, 2008
Pretoria

CONDENSED CONSOLIDATED PROVISIONAL INCOME STATEMENT
for the three years ended March 31, 2008
		2006	2007	2008
	Notes	Rm	Rm	Rm
Total revenue	3.1	48,260	52,157	56,865
Operating revenue	3.2	47,625	51,619	56,285
Other income	4	480	384	534
Operating expenses		33,428	37,533	42,337
Employee expenses	5.1	7,489	8,454	9,220
Payments to other operators	5.2	6,826	7,590	9,169
Selling, general and administrative expenses	5.3	10,273	12,902	14,409
Service fees	5.4	2,114	2,291	2,571
Operating leases	5.5	850	981	838
Depreciation, amortisation, impairment and write-offs	5.6	5,876	5,315	6,130
Operating profit		14,677	14,470	14,482
Investment income		397	235	197
Finance charges and fair value movements		1,223	1,125	1,803
Interest		1,346	1,327	1,885
Foreign exchange and fair value movement		(123)	(202)	(82)

Profit before taxation		13,851	13,580	12,876
Taxation	6	4,523	4,731	4,704
Profit for the year		9,328	8,849	8,172
Attributable to:
Equity holders of Telkom		9,189	8,646	7,975
Minority interest		139	203	197
		9,328	8,849	8,172
Basic earnings per share (cents)	8	1,746.1	1,681.0	1,565.0
Diluted earnings per share (cents)	8	1,736.6	1,676.3	1,546.9
Dividend per share (cents)	8	900.0	900.0	1,100.0

CONDENSED CONSOLIDATED PROVISIONAL BALANCE SHEET
at March 31, 2008
		2006	2007	2008
	Notes	Rm	Rm	Rm
ASSETS
Non-current assets		44,813	48,770	57,763
Property, plant and equipment	10	37,274	41,254	46,815
Intangible assets	11	3,910	5,111	8,468
Investments		2,894	1,384	1,448
Deferred expenses		254	270	221
Finance lease receivables		–	158	206
Deferred taxation	12	481	593	605
Current assets		12,731	10,376	12,609
Short-term investments		69	77	51
Inventories	13	814	1,093	1,287
Income tax receivable	6	–	520	9
Current portion of deferred expenses		226	287	362
Current portion of finance lease receivables		–	88	166
Trade and other receivables		6,399	7,303	8,986
Other financial assets		275	259	614
Cash and cash equivalents	14	4,948	749	1,134

Total assets		57,544	59,146	70,372

EQUITY AND LIABILITIES
Equity attributable to equity holders of Telkom		29,165	31,724	32,815
Share capital and premium	15	6,791	5,329	5,208
Treasury shares	16	(1,809)	(1,774)	(1,638)
Share-based compensation reserve	17	151	257	643
Non-distributable reserves		1,128	1,413	1,292
Retained earnings		22,904	26,499	27,310
Minority interest		301	284	522

Total equity		29,466	32,008	33,337
Non-current liabilities		12,391	8,554	15,104
Interest-bearing debt	18	7,655	4,338	9,403
Other financial liabilities		–	36	919
Provisions		2,677	1,443	1,675
Deferred revenue		991	1,021	1,128
Deferred taxation	12	1,068	1,716	1,979
Current liabilities		15,687	18,584	21,931
Trade and other payables		6,103	7,237	8,771
Shareholders for dividend	7	4	15	20
Current portion of interest-bearing debt	18	3,468	6,026	6,330
Current portion of provisions		1,660	2,095	2,181
Current portion of deferred revenue		1,975	1,983	2,593
Income tax payable	6	1,549	594	323
Other financial liabilities		235	193	371
Credit facilities utilised	14	693	441	1,342

Total liabilities		28,078	27,138	37,035
Total equity and liabilities		57,544	59,146	70,372

CONDENSED CONSOLIDATED PROVISIONAL STATEMENT OF CHANGES IN EQUITY
for the three years ended March 31, 2008
	Attributable to equity holders of Telkom

	Share	Share	Treasury
	capital	premium	shares
	Rm	Rm	Rm
Balance at April 1, 2005	5,570	2,723	(1,812)
Total income and expense for the year
Profit for the year
Foreign currency translation reserve (net of tax of RNil)
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Shares vested and re-issued (refer to note 16 and 17)			3
Net increase in Share-based compensation reserve
(refer to note 17)
Acquisition of subsidiary
Shares bought back and cancelled (refer to note 15)	(121)	(1,381)
Balance at March 31, 2006	5,449	1,342	(1,809)
Total income and expense for the year
Profit for the year
Foreign currency translation reserve (net of tax of R4 million)
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Net increase in Share-based compensation reserve
(refer to note 17)
Shares vested and re-issued (refer to note 16 and 17)			35
Acquisition of subsidiaries and minorities
Shares bought back and cancelled (refer to note 15)	(120)	(1,342)
Balance at March 31, 2007	5,329	–	(1,774)
Total income and expense for the year
Profit for the year

Revaluation of available-for-sale investment
(net of tax of R1 million)
Foreign currency translation reserve (net of tax of R6 million)
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Net increase in Share-based compensation reserve
(refer to note 17)
Shares vested and re-issued (refer to note 16 and 17)			136
Acquisition of subsidiaries and minorities (refer to note 19)
Shares bought back and cancelled (refer to note 15)	(121)
Minority put option (refer to note 19)
Balance at March 31, 2008	5,208	–	(1,638)

	Attributable to equity holders of Telkom
	Share-based	Non-
	compensation	distributable	Retained		Minority	Total
	reserve	reserves	earnings	Total	interest	equity
	Rm	Rm	Rm	Rm	Rm	Rm
Balance at April 1, 2005	68	360	19,232	26,141	220	26,361
Total income and expense for the year		52	9,189	9,241	132	9,373
Profit for the year			9,189	9,189	139	9,328
Foreign currency translation reserve (net of tax of RNil)		52		52	(7)	45
Dividend declared (refer to note 7)			(4,801)	(4,801)	(78)	(4,879)
Transfer to non-distributable reserves*		716	(716)	–		–
Shares vested and re-issued (refer to note 16 and 17)	(3)			–		–
Net increase in Share-based compensation reserve
(refer to note 17)	86			86		86

Acquisition of subsidiary				–	27	27
Shares bought back and cancelled (refer to note 15)				(1,502)		(1,502)
Balance at March 31, 2006	151	1,128	22,904	29,165	301	29,466
Total income and expense for the year		46	8,646	8,692	217	8,909
Profit for the year			8,646	8,646	203	8,849
Foreign currency translation reserve (net of tax of R4 million)		46		46	14	60
Dividend declared (refer to note 7)			(4,678)	(4,678)	(166)	(4,844)
Transfer to non-distributable reserves*		239	(239)	–		–
Net increase in Share-based compensation reserve
(refer to note 17)	141			141		141
Shares vested and re-issued (refer to note 16 and 17)	(35)			–		–
Acquisition of subsidiaries and minorities				–	(68)	(68)
Shares bought back and cancelled (refer to note 15)			(134)	(1,596)		(1,596)
Balance at March 31, 2007	257	1,413	26,499	31,724	284	32,008
Total income and expense for the year		529	7,975	8,504	226	8,730
Profit for the year			7,975	7,975	197	8,172
Revaluation of available-for-sale investment
(net of tax of R1 million)		8		8		8
Foreign currency translation reserve (net of tax of R6 million)		521		521	29	550
Dividend declared (refer to note 7)			(5,627)	(5,627)	(65)	(5,692)
Transfer to non-distributable reserves*		11	(11)	–		–

Net increase in Share-based compensation reserve
(refer to note 17)	522			522		522
Shares vested and re-issued (refer to note 16 and 17)	(136)			–		–
Acquisition of subsidiaries and minorities (refer to note 19)				–	77	77
Shares bought back and cancelled (refer to note 15)			(1,526)	(1,647)		(1,647)
Minority put option (refer to note 19)		(661)		(661)		(661)
Balance	643	1,292	27,310	32,815	522	33,337
*The earnings from the Group’s cell captives are recognised in the income statement and then transferred to non-distributable reserves.

CONDENSED CONSOLIDATED PROVISIONAL CASH FLOW STATEMENT
for the three years ended March 31, 2008
		2006	2007	2008
	Notes	Rm	Rm	Rm
Cash flows from operating activities		9,506	9,356	10,603
Cash receipts from customers		46,958	50,979	55,627
Cash paid to suppliers and employees		(27,234)	(30,459)	(34,371)
Cash generated from operations		19,724	20,520	21,256
Interest received		482	422	433
Dividends received		50	3	–
Finance charges paid		(1,316)	(1,115)	(1,077)
Taxation paid	6	(4,550)	(5,690)	(4,277)
Cash generated from operations before
dividend paid		14,390	14,140	16,335
Dividend paid	7	(4,884)	(4,784)	(5,732)
Cash flows from investing activities		(7,286)	(10,412)	(14,106)
Proceeds on disposal of property, plant
and equipment and intangible assets		92	54	169
Proceeds on disposal of investments		493	77	8
Additions to property, plant and equipment
and intangible assets		(7,396)	(10,037)	(11,657)
Acquisition of subsidiaries and minorities	19	–	(445)	(2,462)
Additions to other investments		(475)	(61)	(164)
Cash flows from financing activities		(258)	(2,920)	2,943
Loans raised		4,123	5,624	23,877
Loans repaid		(7,399)	(6,922)	(19,315)
Shares bought back and cancelled		(1,502)	(1,596)	(1,647)
Finance lease capital repaid		(24)	(37)	(61)
Decrease in net financial assets		4,544	11	89

Net increase/(decrease) in cash and
cash equivalents		1,962	(3,976)	(560)
Net cash and cash equivalents at beginning of year		2,301	4,255	308

Effect of foreign exchange rate differences		(8)	29	44
Net cash and cash equivalents at end of year	14	4,255	308	(208)

NOTES TO THE CONDENSED CONSOLIDATED PROVISIONAL ANNUAL FINANCIAL STATEMENTS
for the three years ended March 31, 2008
1. CORPORATE INFORMATION
Telkom SA Limited (‘Telkom’) is a company incorporated and domiciled in the Republic of South Africa (‘South Africa’) whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (‘the Group’) is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (‘Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:

•
fixed-line subscription and connection services to post-paid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;

•
fixed-line traffic services to post-paid, prepaid and payphones customers, including local, long distance, fixed-to-mobile, international outgoing and international voice-over-internet protocol traffic services;

•
interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;

•
fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services;

•	e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;

•	mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom and;

•
other services include directory services, through our TDS Directory Operations Group, wireless data services, through our Swiftnet (Proprietary) Limited subsidiary, internet services outside South Africa, through our Africa Online Limited subsidiary and information, communication and telecommunication operating services in Nigeria, through our newly acquired Multi-Links Telecommunications (Proprietary) Limited subsidiary.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Basis of preparation
The condensed consolidated provisional annual financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value.

Significant accounting policies
The Group’s significant accounting polices and methods of computation are consistent with those applied in the previous financial year except for the following:

• adoption of amendment to IAS1;

• adoption of IFRS7, IFRIC8, IFRIC9, IFRIC10, IFRIC11 and Circular 8/2007; and

• identification of an additional segment.

The principal effects of these changes are discussed below.

Amendment to IAS1 Presentation of Financial Statements
This amendment is effective for annual periods beginning on or after January 1, 2007. As a result of the pronouncement of IFRS7 Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity’s objective, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The impact of this standard is to expand on certain disclosures relating to financial instruments and requires additional disclosures not previously disclosed. The effect of this amendment will be included in the consolidated annual financial statements for the year ended March 31, 2008 and has no effect on the disclosure in the condensed consolidated provisional annual financial statements.

IFRS7 Financial Instruments: Disclosures
The standard is effective for annual periods beginning on or after January 1, 2007. IFRS7 supersedes disclosure in IAS32. All financial instruments disclosures will now be provided in terms of IFRS7. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. The impact of this standard is to expand on certain disclosures relating to financial instruments and requires additional disclosures not previously disclosed. The effect of this standard will be included in the consolidated annual financial statements for the year ended March 31, 2008.

IFRIC8 Scope of IFRS2
The interpretation is effective for annual periods beginning on or after May 1, 2006. The interpretation clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The impact of this interpretation on the condensed consolidated provisional annual financial statements is not material since the Group has not transacted with third parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions.

IFRIC9 Reassessment of Embedded Derivatives
The interpretation is effective for annual periods beginning on or after June 1, 2006. The interpretation clarifies that an entity is required to separate an embedded derivative from the host contract and account for it as a derivative when the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract.

The interpretation does not have an impact on the condensed consolidated provisional annual financial statements.

IFRIC10 Interim Financial Reporting and Impairment
The interpretation is effective for annual periods beginning on or after November 1, 2006. The interpretation clarifies that an entity should not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or financial asset carried at cost. The impact of this interpretation on the condensed consolidated provisional annual financial statements is not material.

IFRIC11 IFRS2 – Group and Treasury Share Transactions
The interpretation is effective for annual periods beginning on or after March 1, 2007. The interpretation clarifies that regardless of whether the entity chooses or is required to buy equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement by delivery of its own shares, the transaction should be accounted for as equity settled. This interpretation also applies regardless of whether the employee’s rights to the equity instruments were granted by the entity itself or by its shareholders or was settled by the entity itself or its shareholders. Share-based payments involving the Group’s own equity instruments in which the Group chooses or is required to buy its own equity instruments to settle the share-based payment obligation are currently accounted for as equity-settled share-based payment transactions under IFRS2. The interpretation has no further impact on the condensed consolidated provisional annual financial statements.

Circular 8/2007 Headline earnings
The circular was issued by the South African Institute of Chartered Accountants (‘SAICA’) and is applicable for financial periods ending on or after August 31, 2007. Circular 8/2007 supersedes Circular 7/2002 and it defines rules for calculating headline earnings per share, which is an additional per share measure permitted by IAS33 Earnings per Share. It further requires a disclosure of a detailed reconciliation of headline earnings to the earnings numbers used in the calculation of basic earnings per share in accordance with the requirements of IAS33. The Group adopted the provisions of Circular 8/2007 in the reporting period beginning on April 1, 2007 and the adoption has had no impact other than additional disclosure as required by the Circular, which will be included in the consolidated annual financial statements for the year ended March 31, 2008.

Segmental reporting
As of the beginning of the year the Group has identified a new segment called ‘Other’ and is now managed in three business segments, which form the primary segment reporting basis: Fixed-line, Mobile and Other. The Other business segment includes newly acquired Multi-Links Telecommunications (Proprietary) Limited and Africa Online Limited, as well as recently formed Telkom Media Group. It also includes TDS Directory Operations Group and Swiftnet (Proprietary) Limited, which were previously included in the Fixed-line segment.

			2006	2007	2008
			Rm	Rm	Rm
3.	REVENUE
	3.1	Total revenue	48,260	52,157	56,865
		Operating revenue	47,625	51,619	56,285
		Other income (excluding profit on disposal
		of property, plant and equipment and
		investments, refer to note 4)	238	303	383
		Investment income	397	235	197
	3.2	Operating revenue	47,625	51,619	56,285
		Fixed-line	31,832	32,345	32,572
		Mobile	17,021	20,573	24,089
		Other	952	979	1,939
		Eliminations	(2,180)	(2,278)	(2,315)
		Fixed-line	31,832	32,345	32,572
		Subscriptions, connections and other usage	5,803	6,286	6,330
		Traffic	17,563	16,740	15,950
		Domestic (local and long distance)	8,915	7,563	6,328
		Fixed-to-mobile	7,647	7,646	7,557
		International (outgoing)	1,001	988	986
		Subscription based calling plans*	–	543	1,079
		Interconnection	1,654	1,639	1,757
		Data	6,674	7,489	8,308
		Sundry revenue	138	191	227

*The Group has reclassified calling plans from domestic traffic into a separate revenue line item to disclose revenue earned from subscription based calling plans. Amounts for the year ended March 31, 2006 were not restated as they were considered to be immaterial.

Fixed-line revenue has been restated as a result of changes in the segment structure.

		2006	2007	2008
		Rm	Rm	Rm
4.	OTHER INCOME	480	384	534
	Other income (included in Total revenue, refer to note 3)	238	303	383
	Interest received from trade receivables	136	190	257
	Sundry income	102	113	126
	Profit on disposal of property, plant and equipment
	and intangible assets	79	29	147
	Profit on disposal of investment	163	52	4
	Sundry income includes rental received for the partial sub-letting of commercial properties.

			2006	2007	2008
			Rm	Rm	Rm
5.	OPERATING EXPENSES
	Operating expenses comprise:
	5.1	Employee expenses	7,489	8,454	9,220
		Salaries and wages	5,566	6,362	7,144
		Medical aid contributions	371	385	417
		Retirement contributions	435	496	598
		Post-retirement and pension benefits	(58)	33	5
		Post-retirement medical aid	361	330	277
		Telephone rebates	19	104	27
		Share-based compensation expense
		(refer to note 17)	127	141	522
		Other benefits*	1,288	1,299	1,016
		Employee expenses capitalised	(620)	(696)	(786)
		*Other benefits include skills development,
		annual leave, performance incentive and service bonuses.
	5.2	Payments to other operators	6,826	7,590	9,169
		Payments to other network operators consist
		of expenses in respect of interconnection with other network operators.

5.3	Selling, general and administrative
	expenses	10,273	12,902	14,409
	Selling and administrative expenses	7,240	9,248	10,352
	Maintenance	1,928	2,286	2,508
	Marketing	899	1,215	1,249
	Bad debts	206	153	300
5.4	Service fees	2,114	2,291	2,571
	Facilities and property management	1,110	1,142	1,228
	Consultancy services	182	266	291
	Security and other	772	821	982
	Auditors’ remuneration	50	62	70
	Audit services	38	61	69
	Company auditors	28	48	46
	Current year	26	47	43
	Prior year underprovision	2	1	3
	Other auditors – current year	10	13	23
	Audit related services	9	–	1
	Other services	3	1	–
5.5	Operating leases	850	981	838
	Land and buildings	221	284	170
	Transmission and data lines	42	63	187
	Equipment	78	80	50
	Vehicles	509	554	431
5.6	Depreciation, amortisation,
	impairment and write-offs	5,876	5,315	6,130
	Depreciation of property, plant and equipment	5,154	4,483	4,855
	Amortisation of intangible assets	560	536	746
	Impairment of property, plant and
	equipment and intangible assets	–	12	244
	Reversal of impairment of property, plant
	and equipment and intangible assets	(26)	–	–
	Write-offs of property, plant and equipment
	and intangible assets	188	284	285

In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31. The assets affected were certain items included in Support equipment and Intangible assets.

	Previous life	Revised life
	Years	Years
Property, plant and equipment
Support equipment	8–13	5–13
Intangible assets
Subscriber bases	3–8	4–10

		2006	2007	2008
		Rm	Rm	Rm
6.	TAXATION	4,523	4,731	4,704
	South African normal company taxation	3,763	3,528	3,756
	Deferred taxation	173	516	219
	Secondary tax on companies (‘STC’)	585	670	678
	Foreign taxation	2	17	51
	The net deferred taxation expense results mainly
	from the extension of useful lives which is offset
	slightly by STC tax credits.
	STC is provided for at a rate of 10% (12.5% before
	October 1, 2007) on the amount by which dividends
	declared by Telkom exceeds dividends received.
	Taxation paid	(4,550)	(5,690)	(4,277)
	Net liability at beginning of year	(1,711)	(1,549)	(74)
	Taxation expense	(3,795)	(3,545)	(3,807)
	Foreign currency translation reserve	–	–	(32)
	Secondary tax on companies	(585)	(670)	(678)
	Business combination	(8)	–	–
	Net taxation liability at end of year	1,549	74	314

		2006	2007	2008
		Rm	Rm	Rm
7.	DIVIDENDS PAID	(4,884)	(4,784)	(5,732)
	Dividends payable at beginning of year	(7)	(4)	(15)
	Declared during the year – Dividends on ordinary shares	(4,801)	(4,678)	(5,627)
	Final dividend for 2005: 400 cents	(2,134)	–	–
	Special dividend for 2005: 500 cents	(2,667)	–	–
	Final dividend for 2006: 500 cents	–	(2,599)	–
	Special dividend for 2006: 400 cents	–	(2,079)	–
	Final dividend for 2007: 600 cents	–	–	(3,069)
	Special dividend for 2007: 500 cents	–	–	(2,558)
	Dividends paid to minority shareholders	(80)	(117)	(110)
	Dividends payable at end of year	4	15	20

		2006	2007	2008
8.	EARNINGS AND DIVIDEND PER SHARE
	Basic earnings per share (cents)	1,746.1	1,681.0	1,565.0

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million) and 509,595,090 (2007: 514,341,282; 2006: 526,271,093) weighted average number of ordinary shares in issue.

	Diluted earnings per share (cents)	1,736.6	1,676.3	1,546.9

The calculation of diluted earnings per share is based on earnings for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million) and 515,541,966 diluted weighted average number of ordinary shares (2007: 515,763,579; 2006: 529,152,318). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

	Headline earnings per share (cents)*	1,728.6	1,710.7	1,634.8

The calculation of headline earnings per share is based on headline earnings of R8,331 million (2007:  R8,799 million; 2006: R9,097 million) and 509,595,090 (2007: 514,341,282; 2006: 526,271,093) weighted average number of ordinary shares in issue.

	Diluted headline earnings per share (cents)*	1,719.2	1,706.0	1,616.0

The calculation of diluted headline earnings per share is based on headline earnings of R8,331 million (2007: R8,799 million; 2006: R9,097 million) and 515,541,966 (2007: 515,763,579; 2006: 529,152,318) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom

Conditional Share Plan.
Reconciliation of weighted average number of ordinary shares
Ordinary shares in issue (refer to note 15)	557,031,819	544,944,899	532,855,528
Weighted average number of shares bought back	(7,211,710)	(7,442,253)	(1,594,241)
Weighted average number of treasury shares	(23,549,016)	(23,161,364)	(21,666,197)
Weighted average number of shares outstanding	526,271,093	514,341,282	509,595,090
*The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.
The effect of the increase in the interest expense as a result of the increase in borrowings is a reduction in the basic earnings per share of 63.4 cents and a reduction in the headline earnings per share of 62.7 cents.

	2006	2007	2008
	Rm	Rm	Rm
Reconciliation between earnings and headline earnings
Earnings as reported	9,189	8,646	7,975
Adjustments:
Profit on disposal of investments (Available-for-sale)	(163)	(52)	(4)
Profit on disposal of property, plant and equipment
and intangible assets	(79)	(29)	(147)
Impairment of property, plant, equipment and
intangible assets	–	12	244
Reversal of impairment of property, plant,
equipment and intangible assets	(26)	–	–
Write-offs of property, plant and equipment	188	284	285
Acquisition of subsidiary	(35)	–	–
Tax effects	23	(62)	(26)
Minority interest	–	–	4
Headline earnings	9,097	8,799	8,331

Reconciliation of diluted weighted average
number of ordinary shares:
Weighted average number of shares outstanding	526,271,093	514,341,282	509,595,090
Expected future vesting of shares	2,881,225	1,422,297	5,946,876
Diluted weighted average number of shares
outstanding	529,152,318	515,763,579	515,541,966
Dividend per share (cents)	900.0	900.0	1,100.0

The calculation of dividend per share is based on dividends of R5,627 million (2007: R4,678 million; 2006: R4,801 million) declared on June 8, 2007 and 511,513,237 (2007: 519,711,236; 2006: 533,465,571) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

9.	NET ASSET VALUE PER SHARE (CENTS)	5,593.5	6,223.2	6,570.3
The calculation of net asset value per share at March 31, is based on net assets of R32,815 million (2007: R31,724 million; 2006: R29,165 million) and 499,441,985 (2007: 509,769,454; 2006: 521,408,320) number of ordinary shares outstanding.

		2006	2007	2008
		Rm	Rm	Rm
10.	PROPERTY, PLANT AND EQUIPMENT
	Additions	6,310	8,648	10,108
	Disposals	(56)	(290)	(122)

A major portion of this capital expenditure relates to the expansion of existing networks and services across the Telkom Group. An extensive build program with focus on Next Generation Network technologies at Telkom has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.

		2006	2007	2008
		Rm	Rm	Rm
11.	INTANGIBLE ASSETS
	Additions (including business combinations)	1,324	1,841	3,720
	Disposals	(19)	–	–

Included in the additions is R1,731 million goodwill and R202 million for other intangible assets recognised as a result of the acquisition of Multi-Links Telecommunications (Proprietary) Limited by Telkom International (Proprietary) Limited, as well as R475 million goodwill as a result of the acquisition of the minorities of Smartphone SP (Proprietary) Limited and Smartcom (Proprietary) Limited by the Vodacom Group (refer to note 19). The remaining additions and disposals relate to the software intangible asset class.

12.	DEFERRED TAXATION	(587)	(1,123)	(1,374)
	Deferred tax assets	481	593	605
	Deferred tax liabilities	(1,068)	(1,716)	(1,979)

The major part of the deferred tax asset relates to taxation losses, provisions and deferred income recognised in the Vodacom Group. The deferred tax asset also includes STC credits on past dividends received that are available to be utilised against dividends declared. It is considered probable, given Telkom’s dividend policy, that these credits will be utilised. The asset will be released as a tax expense when the dividends are declared.
The deferred tax liability increased mainly due to the increase in the temporary differences between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives, as well as from the acquisition of Multi-Links Telecommunications (Proprietary) Limited.

		2006	2007	2008
		Rm	Rm	Rm
13.	INVENTORIES	814	1,093	1,287
	Gross inventories	916	1,275	1,535
	Write-down of inventories to net realisable value	(102)	(182)	(248)
	Inventories consist of the following categories:	814	1,093	1,287
	Installation material, maintenance material and network equipment	487	811	895
	Merchandise	327	282	392

14.	NET CASH AND CASH EQUIVALENTS	4,255	308	(208)
	Cash shown as current assets	4,948	749	1,134

	Cash and bank balances	1,853	649	664
	Short-term deposits	3,095	100	470
	Credit facilities utilised	(693)	(441)	(1,342)
	Undrawn borrowing facilities	9,519	8,658	7,565

The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Borrowing powers

To borrow money, Telkom’s directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan as well as the conditions and covenants of the Bridge Loan facility.

		2006	2007	2008
		Rm	Rm	Rm
15.	SHARE CAPITAL AND PREMIUM
	Issued and fully paid	6,791	5,329	5,208
	520,784,182 (2007: 532,855,526;
	2006: 544,944,897) ordinary shares of R10 each	5,449	5,329	5,208
	1 (2007: 1; 2006: 1) Class A ordinary share of R10	–	–	–
	1 (2007: 1; 2006: 1) Class B ordinary share of R10	–	–	–
	Share premium	1,342	–	–
	The following table illustrates the movement within the number of shares issued:
	Number of		Number of	Number of
	shares		shares	shares
	Shares in issue at beginning of year	557,031,819	544,944,899	532,855,528
	Shares bought back*	(12,086,920)	(12,089,371)	(12,071,344)
	Shares in issue at end of year	544,944,899	532,855,528	520,784,184

The rights of class A and class B shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary class A and class B shares are documented in the Articles of Association of Telkom.

The directors have been given authority by the shareholders to buy back Telkom’s own shares up to a limit of 20% of the issued share capital as at October 26, 2007. This authority expires at the next Annual General Meeting.

	Share buy-back
	During the year, Telkom bought back 12,071,344 ordinary shares for a total consideration of R1,647 million. This reduced Share capital by R121 million and Retained earnings by R1,526 million.

During the year ended March 31, 2007, Telkom bought back 12,089,371 ordinary shares at a total consideration of R1,596 million. This reduced the Share capital by R120 million, Share premium by R1,342 million and Retained earnings by R134 million.

During the year ended March 31, 2006, Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the Share capital by R121 million and the Share premium by R1,381 million.

	*4,444,138 ordinary shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies.

		2006	2007	2008
		Rm	Rm	Rm
16.	TREASURY SHARES	(1,809)	(1,774)	(1,638)

At March 31, 2008, 10,493,141 (2007: 12,237,016; 2006: 12,687,521) and 10,849,058 (2007: 10,849,058; 2006: 10,849,058) ordinary shares in Telkom, with a fair value of R1,377 million (2007: R2,031 million; 2006: R2,038 million) and R1,423 million (2007: R1,801 million; 2006: R1,743 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (‘TCSP’). In addition, the Board of directors agreed that, subject to the JSE Listing requirements, the treasury shares held by Acajou Investments (Proprietary) Limited be made available to the TCSP to make up for the current shortfall in the share scheme after the additional grants during the current financial year (refer to note 17).

	The reduction in the treasury shares is due to 1,743,875 (2007: 450,505; 2006: 29,669) shares that vested in terms of the TCSP during the current year.

17.	SHARE-BASED COMPENSATION RESERVE

This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognized in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan.

The Telkom Board approved the fourth enhanced allocation of shares to employees on September 4, 2007, with a grant date of September 27, 2007, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. A total of 6,089,810 shares were granted. No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognized over the vesting period of shares granted, commencing on the grant date.

The Board also approved an enhanced allocation for the November 2006 grant on September 4, 2007, with a grant date of September 27, 2007. The number of additional shares granted with respect to the 2006 allocation is 4,966,860.

	2006	2007	2008
	Rm	Rm	Rm
The following table illustrates the movement within the Share-based compensation reserve:
Balance at beginning of year	68	151	257
Net increase in equity	83	106	386
Employee cost*	120	141	522
Accelerated vesting of shares	(37)	–	–
Vesting and transfer of shares	–	(35)	(136)

Balance at end of year	151	257	643
*The increase in the employee cost for the current financial year is mainly as a result of the additional share allocations
The principal assumptions used in calculating the expected number of shares that will vest are as follows:
Employee turnover (%)	5	5	5
Meeting specified performance criteria (%)	100	100	100
At March 31, 2008 the estimated total compensation expense to be recognised over the vesting period was R2,151 million (2007: R580 million; 2006: R381 million), of which R522 million (2007: R141 million; 2006: R120 million) was recognised in employee expenses.

		2006	2007	2008
		Rm	Rm	Rm
18.	INTEREST-BEARING DEBT
	Long-term portion of interest-bearing debt	7,655	4,338	9,403
	Local debt	6,296	2,359	6,875
	Foreign debt	127	820	1,441
	Finance leases	1,232	1,159	1,087
	Current portion of interest-bearing debt	3,468	6,026	6,330
	Local debt	2,642	5,772	6,001
	Foreign debt	786	193	202
	Finance leases	40	61	127
Movements in borrowings for the year are as follows:

Local debt
The increase in local debt is mainly attributable to the increase in Commercial Paper Bills and Money Market Fixed Term Borrowing which were acquired in order to finance capital expenditure.

Repayments/refinancing
Commercial Paper Bills with a nominal value of R15,773 million were redeemed in the current financial year including the R1,350 million nominal value that was outstanding at March 31, 2007. These redemptions were mainly financed with cash flows from operations. Commercial Paper Bills with a nominal value of R18,806 million were issued during the current financial year. The R6,109 million nominal value of debt as at March 31, 2008 is expected to be repaid/refinanced from cash flows from operations and the issue of new debt instruments upon maturity. The TK01 bond which had a nominal value of R4,680 million was redeemed at March 31, 2008.

Repayments/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R6,203 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment.

Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

Loans raised and loans repaid on the cash flow statement increased due to raising and redemption of the Commercial Paper Bills in Telkom, as well as newly acquired Asset Backing finance in Vodacom.

			2007	2008
			Rm	Rm
19.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND MINORITIES
	19.1	Acquisitions
		By Telkom
		Africa Online Limited (‘Africa Online’)
		On February 23, 2007 Telkom acquired a 100% shareholding of Africa Online Limited from African Lakes Corporation for a total cost of R150 million, with a resulting goodwill of R145 million.
		Africa Online is an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online is incorporated in Mauritius.
		The process of calculating a fair value of the identified assets, liabilities and contingent liabilities continued after the preceding year end and has now been finalised.
		The fair value of the assets and liabilities acquired were determined as follows:
		Fair value of intangible assets	43
		Less: Deferred taxation raised on intangible assets	(12)
		Less: Net liabilities acquired (excluding fair value of intangible assets)	(26)
		Fair value of assets	5
		Goodwill	145
		Purchase price	150

The goodwill has been allocated to the various cash-generating units representative of the countries in which Africa Online Limited operates. An impairment loss of R12 million was recognised in order to write down goodwill to the recoverable amount.

		By the Group’s 50% joint venture, Vodacom
		Smartphone SP (Proprietary) Limited and subsidiaries (‘Smartphone SP’)
		On August 31, 2007, the Vodacom Group increased its interest in the equity of Smartphone SP from 70% to 100%. The acquisition was accounted for using the parent entity extension method.

Minority interest acquired	3
Goodwill	466
Purchase price (including capitalised cost)	469
Capitalised cost payable	(1)
Purchase price	468
Smartcom (Proprietary) Limited (‘Smartcom’)
On September 1, 2007, the Vodacom Group increased its interest in the equity of Smartcom from 88% to 100%. The acquisition was accounted for using the parent entity extension method.
Minority interest acquired (<R1 million)	-
Goodwill	9
Purchase price	9
By the Group’s subsidiaries
One Africa Television (Proprietary) Limited (‘One Africa Television’) and Downlink (Proprietary) Limited (‘Downlink’)
On August 13, 2007, Telkom Media acquired a 49% shareholding in One Africa Television and Downlink respectively, two companies registered in the Republic of Namibia, for a total cost of R18 million.

Telkom Media has management control and therefore the entities are consolidated into the Telkom Media Group.

The purchase price allocation will be completed in the 2009 financial year. Goodwill has not been tested for impairment as the accounting is provisional and has not been allocated to the various cash-generating units.

Multi-Links Telecommunications (Proprietary) Limited (‘Multi-Links Telecommunications’)
On May 1, 2007 Telkom acquired a 75% shareholding in Multi-Links Telecommunications through Telkom International, a wholly owned South African subsidiary, for a total cost of R1,985 million.

Multi-Links Telecommunications is a Nigerian Private Telecommunications Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria. Multi-Links is domiciled and incorporated in Nigeria.

At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination.

The purchase price allocation has been completed during the current year under review, and has resulted in goodwill being adjusted.

		2007	2008
		Rm	Rm
	Multi-Links Telecommunications (Proprietary) Limited (continued)
	The following intangible assets were identified and fair valued at year end:
	Customer relationships	61
	Licences	36
	Brand	105
		202
	The fair value of the assets and liabilities acquired were determined as follows:
	Net asset value acquired (excluding fair value of intangible assets)	236
	Fair value of intangible assets	202
	Less: Deferred taxation raised on intangible assets	(65)
	Less: Contingencies recognised	(35)
	Fair value of net assets acquired	338
	Less: Minority interests	(84)
	Goodwill	1,731
	Purchase price	1,985
	Revenue amounting to R845 million and a profit of R23 million are included in the condensed consolidated provisional annual financial statements.
	The factors that lead to goodwill recognised is a combination of a premium paid and intangible assets not separately identifiable at acquisition.
19.2	Disposals of Subsidiaries
	By the Group’s 50% joint venture, Vodacom
	Ithuba Smartcall (Proprietary) Limited (‘Ithuba Smartcall’)
	On September 3, 2007, the Group disposed of its 52% interest in Ithuba Smartcall. The fair value of the assets and liabilities disposed of was less than R1 million.
	Stand 13 Eastwood Road Dunkeld (Proprietary) Limited
	On September 3, 2007, the Group disposed of its 100% interest in Stand 13 Eastwood Road Dunkeld

	(Proprietary) Limited. The fair value of the assets and liabilities disposed was as follows:
	Carrying amount of net assets disposed of:	4
	Gain on disposal	4
	Selling price	8
	The consideration was received on September 6, 2007.

19.3	Minority put options

Congolese Wireless Network s.p.r.l. put option
In terms of a shareholder agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l., has a put option which came into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. The option price will be the fair market value of the related shares at the date the put option is exercised. The option was reclassified from trade and other payables to other financial liabilities. The option liability’s value increased to R396 million (Group share: R198 million) (March 31, 2007: R249 million (Group share: R125 million)). The liability is reflected as a short-term financial liability.

Multi-Links put option
In terms of the sale agreement signed on May 1, 2007 between Telkom and the previous shareholders of Multi-Links, the minorities have been granted a put option that requires Telkom to purchase all of the minorities’ shares in Multi-Links, if the minorities put their shares to Telkom. The put option is exercisable within 90 days of the second anniversary of signing the sales agreement. A liability of R918 million has been recognised in this regard and is included in other non-current financial liabilities. R661 million was initially recognised directly in equity, R257 million subsequent measurement through finance charges and fair value movements.

		2006	2007	2008
		Rm	Rm	Rm
20.	COMMITMENTS
	Capital commitments
	Capital commitments authorised	10,265	11,167	15,698
	Fixed-line	6,500	7,000	7,500
	Mobile	3,746	4,159	5,211
	Other	19	8	2,987

	Commitments against authorised capital expenditure	842	1,099	3,504
	Fixed-line	197	506	652
	Mobile	642	591	800
	Other	3	2	2,052
	Authorised capital expenditure not yet contracted	9,423	10,068	12,194
	Fixed-line	6,302	6,494	6,848
	Mobile	3,104	3,568	4,411
	Other	17	6	935

	Capital commitments comprise of commitments for property, plant and equipment and intangible assets.
	Management expects these commitments to be financed from internally generated cash and other borrowings.
2010 FIFA World Cup Commitment

The FIFA World Cup commitment is an executory contract which requires the Group to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services. Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa. The total value of the commitment amounted to USD35 million.

		2006	2007	2008
		Rm	Rm	Rm
21.	CONTINGENCIES
	Third parties	35	28	27
	Fixed-line	27	19	18
	Mobile	3	4	4
	Other	5	5	5

Third parties
These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.

Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year which was subsequently increased to USD172 million plus interest at a rate of 15.5% per year for money outstanding and damages.

The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (‘IDRC’). The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’ in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.

In the second hearing in London at the IDRC on June 25 and 26 2007 the arbitrator set out a list of issues for determination at the quantum hearing.

At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount to Telcordia’s existing claims, permitted VAT to be claimed on Telcordia’s claim, where applicable, and set out an agreed timetable for the future conduct of proceedings. A full hearing is expected to take place during the second quarter of 2008 in South Africa and a further argument is expected to take place thereafter in London.

A mediation was concluded, without success, on February 26, 2008. Since then the focus has been on dealing with various interlocutory/procedural issues that required resolution prior to the main substantive arbitration hearings due to take place.

The Arbitrator has in the interim directed that the main hearings scheduled for April 28 to May 23, 2008 and June 9 to June 20, 2008 would not take place. An interlocutory hearing was directed by the Arbitrator to resolve the various interlocutory/procedural issues in London from April 28, 2008 to May 2, 2008. Only once the interlocutory issues have been finalised will dates for the main hearings be scheduled.

A provision has been raised based on management’s best estimate of the probable payments in this regard.

	2006	2007	2008
	Rm	Rm	Rm
Supplier dispute liability included in current portion of provisions	-	527	569
The provision has increased from March 31, 2007 due to finance costs and exchange rate movements.

Competition Commission
The following are updates of cases that have been brought to the Competition Commission. A maximum administrative penalty of up to 10%, for any of the following cases, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

The South African Value Added Network Services (‘SAVA’)
SAVA filed a complaint against Telkom regarding alleged anti-competitive practices on the part of Telkom. Telkom filed its replying affidavit on August 1, 2007. The application review of the matter has been set down for hearing in the second quarter of 2008. The matter is being held over pending decision by the High Court regarding the jurisdiction of the Competition Tribunal to hear the matter.

Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication.

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
Orion filed a complaint against Telkom concerning offering discounts on Public Switch Telecommunication Services to corporate customers. Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.

The Internet Service Providers Association (‘ISPA’)
ISPA filed complaints against Telkom regarding alleged anti-competitive practices in relation to the cost of access to SA Internet Exchange. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom has provided the records requested and no further activity has occurred since.

M-Web and Internet Solutions (‘IS’)
‘IS’ filed a complaint against Telkom regarding pricing including ADSL retail products and IP connect products. To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.

M-Web
On June 5, 2007 M-Web brought an application against Telkom for interim relief at the Competition Tribunal in regard to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal, Telkom has also filed an application in the Transvaal Provincial Division of the High Court on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by M-Web.

The application has been set down for hearing during the second quarter of 2008. The main matter is being held over pending the outcome of the application in the High Court. As is the case with the SAVA matter, only if the High Court decides that the Competition Tribunal does have jurisdiction to hear the matter, will the matter again be set down for hearing.

Salary negotiations
The Group has a long term suspensive agreement with bargaining unit (employees) which fixes the salary increase for a period of 3 years. The agreement comes to an end March 31, 2009, as a result the group and the unions are currently in negotiation over whether the current increases in CPIX index should lead to an amendment of the agreement.

The Group’s exposure is 50% of the following items:
Retention incentives
The Vodacom Group has committed a maximum R1,317 million (2007: R652 million; 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Put and call options
In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in various companies. Except as disclosed in note 19.3, none of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.

Customer registration
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identified its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:

• a fine equivalent to between USD5 thousand and USD10 thousand per customer;

• suspension of the licence for a period not exceeding three months in the event of repetition; and

• suspension of the licence in the event of a likely disturbance of law and order/safety.

The Group is making every effort to obtain the required information but management believes it is unlikely that the Group will meet all the requirements as prescribed in this decree by June 30, 2008. Management is engaging with the relevant ministries on this matter and are presently unable to reliably assess the potential impact on the Group in the event of non-compliance with this decree.

Contingent asset
Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

Negative working capital ratio
At each of the financial years ended March 31, 2008, 2007 and 2006 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

		2006	2007	2008
		Rm	Rm	Rm
22.	SEGMENT INFORMATION
	Eliminations represent the inter-segmental transactions
	that have been eliminated against segment results.
	Business Segment
	Consolidated operating revenue	47,625	51,619	56,285
	Fixed-line	31,832	32,345	32,572
	Elimination	(737)	(772)	(774)
	Mobile	17,021	20,573	24,089
	Elimination	(1,435)	(1,494)	(1,519)
	Other	952	979	1,939
	Elimination	(8)	(12)	(22)
	Consolidated other income	480	384	534
	Fixed-line	465	334	497
	Elimination	(45)	(46)	(50)
	Mobile	50	42	20
	Elimination	–	–	–
	Other	10	54	67
	Elimination	–	–	–
	Consolidated operating expenses	33,428	37,533	42,337
	Fixed-line	22,454	24,083	24,962
	Elimination	(1,443)	(1,495)	(1,538)
	Mobile	12,635	15,185	17,898
	Elimination	(710)	(755)	(805)
	Other	564	589	1,842
	Elimination	(72)	(74)	(22)
	Consolidated operating profit	14,677	14,470	14,482
	Fixed-line	9,843	8,596	8,107
	Elimination	661	677	714
	Mobile	4,436	5,430	6,211
	Elimination	(725)	(739)	(714)
	Other	398	444	164
	Elimination	64	62	–
	Consolidated investment income	397	235	197
	Fixed-line	2,720	3,041	3,975
	Elimination	(2,398)	(2,850)	(3,832)
	Mobile	64	36	27
	Other	11	8	27

Consolidated finance charges	1,223	1,125	1,803
Fixed-line	839	856	1,277
Mobile	384	269	240
Other	–	–	286
Consolidated taxation	4,523	4,731	4,704
Fixed-line	2,836	2,652	2,630
Mobile	1,542	1,918	2,055
Other	145	161	19
Minority interests	139	203	197
Fixed-line	–	–	–
Mobile	58	109	73
Other	81	94	124
Profit attributable to equity holders of Telkom	9,189	8,646	7,975
Fixed-line	8,888	8,129	8,175
Elimination	(1,737)	(2,173)	(3,118)
Mobile	2,516	3,170	3,870
Elimination	(725)	(739)	(714)
Other	183	197	(238)
Elimination	64	62	–

Consolidated assets	54,306	57,426	68,259
Fixed-line	43,121	44,224	47,829
Elimination	(1,598)	(1,547)	(1,604)
Mobile	12,263	14,026	16,743
Elimination	(258)	(353)	(278)
Other	905	1,188	5,734
Elimination	(127)	(112)	(165)
Investments	2,963	1,461	1,499
Fixed-line	3,093	1,621	4,917
Elimination	(232)	(341)	(3,607)
Mobile	102	181	176
Other	–	–	13
Other financial assets	275	259	614
Fixed-line	256	230	445
Mobile	19	28	169
Other	–	1	–

Total assets	57,544	59,146	70,372

Consolidated liabilities	15,171	15,951	19,689
Fixed-line	10,285	10,154	11,892
Elimination	(351)	(458)	(495)
Mobile	6,466	7,416	8,871
Elimination	(1,441)	(1,468)	(1,542)
Other	319	374	971
Elimination	(107)	(67)	(8)
Interest-bearing debt	11,123	10,364	15,733
Fixed-line	9,888	9,082	13,362
Mobile	1,234	1,278	1,815
Other	1	4	556
Other financial liabilities	235	229	1,290
Fixed-line	205	58	167
Mobile	30	158	204
Other	–	13	919
Tax liabilities	1,549	594	323
Fixed-line	1,186	–	7
Mobile	315	556	290
Other	48	38	26

Total liabilities	28,078	27,138	37,035
Other segment information
Capital expenditure for property, plant and equipment	6,310	8,648	10,108
Fixed-line	3,926	5,545	6,044
Mobile	2,350	3,069	2,475
Other	34	34	1,589
Capital expenditure for intangible assets	1,196	1,598	1,792
Fixed-line	974	1,049	750
Mobile	221	539	985
Other	1	10	57
Depreciation and amortisation	5,714	5,019	5,601
Fixed-line	4,176	3,298	3,470
Mobile	1,498	1,681	1,955
Other	40	40	176
Impairment and asset write-offs	162	296	529
Fixed-line	187	284	263
Mobile	(26)	12	15
Other	1	–	251
Workforce reduction expense - Fixed-line	88	24	3

		2006	2007	2008
		Rm	Rm	Rm
23.	RELATED PARTIES
	Details of material transactions and balances with related parties not disclosed separately in the condensed consolidated provisional annual financial statements were as follows:
	With joint venture:
	Vodacom Group (Proprietary) Limited
	Related party balances
	Trade receivables	48	61	51
	Trade payables	(256)	(353)	(346)
	Related party transactions
	Revenue	(710)	(755)	(816)
	Expenses	1,435	1,494	1,525
	Audit fees	3	3	3
	Revenue includes interconnect fees and lease
	and installation of transmission lines
	Expenses mostly represent interconnect expenses
	With shareholders:
	Government
	Related party balances
	Trade receivables	247	271	326
	Related party transactions
	Revenue	(2,304)	(2,458)	(2,623)
	With entities under common control:
	Major public entities
	Related party balances
	Trade receivables	39	59	28
	Trade payables	(2)	(6)	(25)
	The outstanding balances are unsecured and will
	be settled in cash in the ordinary course of business
	Related party transactions
	Revenue	(370)	(435)	(486)
	Expenses	172	238	243
	Rent received	(17)	(29)	(21)
	Rent paid	56	27	22
	Key management personnel compensation:
	(Including directors’ emoluments)
	Related party transactions
	Short-term employee benefits*	157	176	232
	Post employment benefits	7	14	8
	Termination benefits	12	–	28
	Equity compensation benefits	6	8	42
	Other long term benefits	16	27	9

*The comparatives for March 31, 2006 were restated to include directors’ emoluments of Vodacom which were previously excluded, as well as to reclassify certain amounts to other long-term benefits.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as  indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2008, the Group has not made any impairment of amounts owed by related parties (2007: R Nil; 2006: R Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

24.	SIGNIFICANT EVENTS

Swiftnet (Proprietary) Limited

Telkom is in the process of selling a 30% shareholding in its subsidiary Swiftnet (Proprietary) Limited (‘Swiftnet’) in order to comply with existing licence requirements from the Independent Communications Authority of South Africa (‘ICASA’). The 30% shareholding has in principle been sold to empowerment investors, the Radio Surveillance Consortium (‘RSC’), for R55 million. The transaction however is still subject to an ICASA approval process.

Telkom Media (Proprietary) Limited

On August 31, 2006 Telkom created of a new subsidiary, Telkom Media (Proprietary) Limited, with a Black Economic Empowerment (‘BEE’) shareholding. ICASA awarded Telkom Media a commercial satellite and cable subscription broadcast licence on September 12, 2007.

Telkom has decided to significantly reduce its investment in Telkom Media (Proprietary) Limited in the future and will be investigating all opportunities to do this in the best interest of Telkom shareholders and all other stakeholders.

Mobile Strategy

Telkom is supportive of the BBBEE (Broad-Based Black Economic Empowerment) transaction proposed by Vodacom but is not in a position to comment on the impact of the proposed transaction on Telkom as the details relating to the transaction have not been finalised.

25.	SUBSEQUENT EVENTS

Dividends

The Telkom Board declared an annual dividend of R3,437 million or 660 cents per share on June 6, 2008 payable on July 7, 2008 for shareholders registered on July 4, 2008 which will fully utilise the deferred tax asset on STC credits and result in an additional STC charge of R161 million.

Mobile strategy and unlocking shareholder value

Telkom shareholders are informed that on Friday, May 30, 2008, Telkom received a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc (‘Vodafone’) to acquire a portion of Telkom’s stake in Vodacom Group (Proprietary) Limited (‘Vodacom’) subject to, inter alia, the Company unbundling its remaining stake in Vodacom to Telkom shareholders.

Separately, on Friday, May 30, 2008, Telkom received a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders (‘the Consortium’), which states that the Consortium is considering making an offer for the entire issued share capital of Telkom. The letter makes it clear that the offer will only be made if a number of pre-conditions are met including, inter alia, confirmation by the Telkom Board that it will unbundle Telkom’s entire 50% stake in Vodacom as part of the offer.

The discussions with Vodafone commenced on Wednesday, May 14, 2008 and are independent from the approach from the Consortium.

The Board of Telkom, in accordance with its fiduciary duties, will evaluate all bona fide offers with a view to maximising shareholder value. No transaction will be entered into without requisite shareholder approvals.

Telkom will advise shareholders of further developments in this regard in due course.

Other matters

The directors are not aware of any other matter or circumstance since the financial year ended March 31, 2008 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

10.	SUPPLEMENTARY INFORMATION
In connection with the US Securities Exchange Commission Rules relating to “Conditions for use of Non-GAAP Financial Measures”, EBITDA and headline earnings have been reconciled to net profit below:

	Year ended March 31,
	2006	2007	2008
EBITDA
Earnings before interest, taxation, depreciation
and amortisation (EBITDA) can be reconciled as follows:
EBITDA	20,553	19,785	20,612
Depreciation, amortisation, impairment and write-offs	(5,876)	(5,315)	(6,130)
Investment income	397	235	197
Finance charges	(1,223)	(1,125)	(1,803)
Taxation	(4,523)	(4,731)	(4,704)
Minority interests	(139)	(203)	(197)
Net profit	9,189	8,646	7,975
Headline earnings
The disclosure of headline earnings is a requirement
of the JSE Securities Exchange, South Africa and is
not a recognised measure under US GAAP
Headline earnings can be reconciled as follows:
Earnings as reported	9,189	8,646	7,975
Profit on disposal of investment	(163)	(52)	(4)
Profit on disposal of property, plant and
equipment and intangible assets	(79)	(29)	(147)
Impairment/(reversal of impairment) of property,
plant and equipment and intangible assets	(26)	12	244
Write-offs of property, plant and equipment	188	284	285
Acquisition of subsidiary	(35)	–	–
Tax and minority interest effects	23	(62)	(22)
Headline earnings	9,097	8,799	8,331

We believe that EBITDA provides meaningful additional information to investors since it is widely acceptable by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime.

EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.

US DOLLAR CONVENIENCE
March 31,
2008
Operating revenue	6,915
Operating profits	1,779
Net profit	980
EBITDA	2,532
EPS (cents)	192.3
Net debt	2,041
Total assets	8,645
Cash flow from operating activities	1,267
Cash flow used in investing activities	(1,733)
Cash flow used in financing activities	362
Exchange rate
Period end[1]
US$1 = ZAR	8.14
1. Noon buying rate

CONTACTS
Investor relations	Retail investors
Nicola White	Computershare
+27 12 311 5720	086 110 0948
whitenh@telkom.co.za

The information contained in this document is also available on Telkom’s investor relations website
http://www.telkom.co.za/ir

Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.

www.telkom.co.za